Registration No. 333-118237
-----------------------------------------------------------

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                          FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.                     [ ]

    Post-Effective Amendment No.  1                 [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF
1940

    Amendment No.       29                          [X]


                      CARILLON ACCOUNT
                 (Exact Name of Registrant)

          The Union Central Life Insurance Company
                   (Name of Depositor)

         1876 Waycross Road, Cincinnati, Ohio 45240
    (Address of Depositor's Principal Executive Offices)

                      (513) 595-2600
              (Depositor's Telephone Number)

                  Rhonda S. Malone, Esq.
       The Union Central Life Insurance Company
                     P.O. Box 40888
                 Cincinnati, Ohio 45240
                    (513) 595-2919
        (Name and Address of Agent for Service)


It is proposed that this filing will become effective (check appropriate box)
[ ] immediately upon filing pursuant to paragraph (b) of Rule
485
[ ] on (date) pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1)
[X] on May 1,2005 pursuant to paragraph (a)(1) of Rule 485
If appropriate, check the following box:
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                       CARILLON ACCOUNT
                             VA III
Post Effective Amendment to Registration Statement on Form N-4

                        Cross-Reference

Form N-4
Item No.   Caption in Prospectus
--------   ---------------------
 1         Cover Page
 2         Definitions
 3         Summary; Summary of Separate Account Expenses
 4         Appendix A (Accumulation Unit Values)
 5         The Union Central Life Insurance Company and
           Carillon Account
 6         Charges and Other Deductions
 7         The Contract
 8         Benefits Under the Contract
 9         Benefits Under the Contract
10         Purchasing a Contract; Premiums; Crediting of
           Accumulation Units; Value of Accumulation Units
11         Surrenders
12         Federal Tax Matters; Appendix B (IRA Disclosure
           Statement)
13         Inapplicable
14         Immediately following Prospectus Table of Contents
15         Cover Page of Statement of Additional Information
           ("SAI")
16         SAI Table of Contents
17         Inapplicable
18         Distribution of Contracts (Prospectus and SAI)
19         Other Waivers or Reductions of Surrender Charge
           (Prospectus)
20         Distribution of Contracts (Prospectus and SAI)
21         Inapplicable
22         Determination of Annuity Payments (SAI)
23         Statement of Additional Information
24         Part C--Exhibits
25         Part C--Directors and Officers of the Depositor
26         Part C--Persons Controlled by or Under Common
           Control with the Depositor or Registrant
27         Part C--Number of Contractowners
28         Part C--Indemnification
29         Part C--Principal Underwriters
30         Part C--Location of Accounts and Records
31         Inapplicable
32         Part C--Undertakings

                          PART A


           INFORMATION REQUIRED IN A PROSPECTUS

Home Office:
1876 Waycross Road
Cincinnati, Ohio 45240
Telephone: 1-800-319-6902

                           PROSPECTUS

"Advantage VA III" Flexible Premium Deferred Variable Annuity

CARILLON ACCOUNT of THE UNION CENTRAL LIFE INSURANCE COMPANY

This prospectus describes an annuity contract ("the Contract") offered by The Union Central Life Insurance Company ("we" or "us" or "Union Central"). The Contract is a flexible premium, combination fixed and variable annuity contract. The Contract is designed for use in connection with all types of retirement plans. We offer other variable annuity contracts which also invest in the Subaccounts, and other subaccounts ("VA I" and "VA II SA"). The VA I Contract has lower current mortality and expense charges and a longer surrender charge period. The VA II SA Contract has lower current mortality and expense charges, does not offer a guaranteed account investment option, and imposes no surrender charges. To obtain more information about these policies, contact your agent or call us.

Your Contract's premiums may be allocated to our general account, and accumulate on a guaranteed, fixed basis, or to the Carillon Account, one of our variable annuity separate accounts where accumulation values are not guaranteed and vary with the performance of one or more underlying mutual funds. Similarly, the amount of any variable annuity benefit payments will vary with the investment performance of the Portfolio(s) you select. This Prospectus generally describes only the variable portion of the Contract.

Carillon Account is divided into thirty-one "Subaccounts," each of which invests in shares of a single investment portfolio ("Portfolio") of an underlying mutual fund ("Fund").
 We will provide you with a prospectus for each Portfolio with this Prospectus. The available Portfolios consist of:


AIM V.I. Balanced Fund, Series I                    Scudder VS I Capital Growth Portfolio, Class A
AIM V.I. Basic Value Fund, Series I                 Scudder VS I Money Market Portfolio
AIM V.I. Capital Appreciation Fund, Series I        Seligman Comm. and Information Portfolio, Class 2
Alger American Leveraged AllCap Portfolio, Class O  Seligman Smaller-Cap Value Portfolio, Class 2
Alger American MidCap Growth Portfolio, Class O     Summit Pinnacle Balanced Index Portfolio
American Century VP Income & Growth Fund            Summit Pinnacle Bond Portfolio
American Century VP International Fund              Summit Pinnacle EAFE International Index Portfolio
American Century VP Value Fund                      Summit Pinnacle Lehman Agg. Bond Index Portfolio
FTVIPT Templeton Foreign Securities Fund, Class 2   Summit Pinnacle Nasdaq-100 Index Portfolio
FTVIPT Templeton Growth Securities Fund, Class 2    Summit Pinnacle Russell 2000 Sm. Cap Index Portfolio
MFS VIT High Income Series                          Summit Pinnacle S&P MidCap 400 Index Portfolio
MFS VIT New Discovery Series                        Summit Pinnacle S&P 500 Index Portfolio
MFS VIT Total Return Series                         Summit Pinnacle Zenith Portfolio
Oppenheimer Capital Appreciation Fund/VA            UIF Core Plus Fixed Income Portfolio, Class I
Oppenheimer Global Securities Fund/VA               UIF U.S. Real Estate Portfolio, Class I
Oppenheimer Main Street Fund/VA


Additional information about Carillon Account and the variable portion of the Contracts has been filed with the Securities and Exchange Commission ("SEC") in the form of a Statement of Additional Information ("SAI"). The SAI is dated May 1, 2005, and is incorporated herein by reference. The SAI's Table of Contents immediately follows this prospectus' table of contents. You may obtain the SAI without charge by writing us at the address given above.

THE SEC HAS NOT APPROVED OR DISAPPROVED THE CONTRACTS.
NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE
REFERENCE.

      The date of this prospectus is May 1, 2005.



                  TABLE OF CONTENTS

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . 3
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
 The Contract and the Investment Options. . . . . . . . . . . . 5
 Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
 Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . . 5
 Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . 6
 Annuity Benefit Payments . . . . . . . . . . . . . . . . . . . 6
 Charges. . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
SUMMARY OF SEPARATE ACCOUNT EXPENSES. . . . . . . . . . . . . . 6
THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT . 8
 The Union Central Life Insurance Company . . . . . . . . . . . 8
 Carillon Account . . . . . . . . . . . . . . . . . . . . . . . 8
 The Funds. . . . . . . . . . . . . . . . . . . . . . . . . . . 9
 Additions, Deletions or Substitutions of Investments . . . . .11
THE CONTRACT. . . . . . . . . . . . . . . . . . . . . . . . . .11
 Purchasing a Contract. . . . . . . . . . . . . . . . . . . . .11
 Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . .12
 Crediting of Accumulation Units. . . . . . . . . . . . . . . .12
 Value of Accumulation Units. . . . . . . . . . . . . . . . . .12
 Self-Service Access to Information and Services. . . . . . . .13
 Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . .14
 Special Transfers - Dollar Cost Averaging. . . . . . . . . . .16
 Portfolio Rebalancing Plan . . . . . . . . . . . . . . . . . .16
 Interest Sweep Plan. . . . . . . . . . . . . . . . . . . . . .16
 Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . .17
 Personal Income Plan . . . . . . . . . . . . . . . . . . . . .18
CHARGES AND OTHER DEDUCTIONS. . . . . . . . . . . . . . . . . .18
 Administration Fees. . . . . . . . . . . . . . . . . . . . . .18
 Mortality and Expense Risk Charge. . . . . . . . . . . . . . .18
 Surrender Charge (Contingent Deferred Sales Charge). . . . . .19
  Terminal Illness/Confinement. . . . . . . . . . . . . . . . .20
  Other Waivers or Reductions of Surrender Charge . . . . . . .20
 Premium Taxes. . . . . . . . . . . . . . . . . . . . . . . . .21
 Fund Expenses. . . . . . . . . . . . . . . . . . . . . . . . .21
BENEFITS UNDER THE CONTRACT . . . . . . . . . . . . . . . . . .21
 Death Benefits . . . . . . . . . . . . . . . . . . . . . . . .21
 Annuity Benefit Payments . . . . . . . . . . . . . . . . . . .22
  Variable Annuity Benefit Payments . . . . . . . . . . . . . .23
  Fixed Annuity Benefit Payments. . . . . . . . . . . . . . . .23
THE GUARANTEED ACCOUNT. . . . . . . . . . . . . . . . . . . . .25
 General Description. . . . . . . . . . . . . . . . . . . . . .25
 Guaranteed Account Accumulations . . . . . . . . . . . . . . .25
 Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . .26
 Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . .26
GENERAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . .26
 Designation of Benefiticary. . . . . . . . . . . . . . . . . .26
 10-Day Right to Examine Contract . . . . . . . . . . . . . . .27
 Contract Owner's Inquiry . . . . . . . . . . . . . . . . . . .27
 Contract Owner's Reports . . . . . . . . . . . . . . . . . . .27
FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . .27
 Introduction . . . . . . . . . . . . . . . . . . . . . . . . .27
 Tax Status of Contracts. . . . . . . . . . . . . . . . . . . .28
 Qualified Plans. . . . . . . . . . . . . . . . . . . . . . . .29
TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS. . . . . . . . .30
DISTRIBUTION OF CONTRACTS . . . . . . . . . . . . . . . . . . .30
VOTING RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . .31
FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .31
APPENDIX A (Accumulation Unit Values) . . . . . . . . . . . . .32
APPENDIX B-IRA DISCLOSURE STATEMENT . . . . . . . . . . . . . .35
 Part I. Traditional IRA and SEP_IRA. . . . . . . . . . . . . .35
 Part II. SIMPLE IRA. . . . . . . . . . . . . . . . . . . . . .41
 Part III. Roth IRA . . . . . . . . . . . . . . . . . . . . . .41
APPENDIX C - DISCLAIMERS. . . . . . . . . . . . . . . . . . . .44


                       TABLE OF CONTENTS
    STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

DISTRIBUTION OF CONTRACTS . . . . . . . . . . . . . . . .B-2
DETERMINATION OF ANNUITY PAYMENTS . . . . . . . . . . . .B-2
FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . .B-3
MISCELLANEOUS CONTRACT PROVISIONS . . . . . . . . . . . .B-4
CUSTODY OF CARILLON ACCOUNT'S ASSETS. . . . . . . . . . .B-5
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . .B-5
FINANCIAL STATEMENTS OF CARILLON ACCOUNT
    AND OF UNION CENTRAL. . . . . . . . . . . (following B-5)

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.
 NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                         DEFINITIONS

accumulation unit-A unit of measure used to calculate the value of your Variable Account during the Pay-in Period.

accumulation value-The sum of the values of your Contract's
Guaranteed Account and Variable Account.

Adjusted Sum of Premium Payments-the amount of your minimum guaranteed death benefit prior to the Maturity Date, in the event that your accumulation value is lower than the amount of premiums you have paid at the time we receive Due Proof of Death. The Adjusted Sum of Premium Payments is determined as follows: (1) as of the day we receive a premium, the sum is increased by the amount of that premium; and (2) as of the day a partial surrender is made, the sum is decreased by the same proportion as the accumulation value was decreased by that surrender.

Annuitant-A person whose life determines the duration of annuity benefit payments involving life contingencies.

annuity unit-A unit of measure used to calculate variable annuity benefit payments (during the Pay-out Period).

Beneficiary-The person you designate to receive the Contract's death benefit.

Carillon Account-One of our variable annuity separate accounts. Carillon Account is divided into Subaccounts, each of which invests exclusively in one Portfolio of a Fund.

Cash Surrender Value - Your Contract's accumulation value at the end of the valuation period during which we receive a request for total or partial surrender, minus any applicable surrender charges, any applicable annual contract fee and premium taxes not previously deducted.

Contract-The Contract we issue to you.

Contract Date-The date we issue your Contract.

Contract Owner ("You")- the person designated as the owner in
the Contract or as subsequently changed.   If a Contract has
been absolutely assigned, the assignee is the Contract Owner.
A collateral assignee is not a Contract Owner.

Contract Year-A period of 12 consecutive months beginning on the Contract Date or any anniversary thereof.

Due Proof of Death-One of the following:

o  A certified copy of a death certificate;
o A certified copy of a decree of a court of competent jurisdiction as to the finding of death;
o A written statement by a medical doctor who attended the deceased; or
o  Any other proof satisfactory to us.

fixed annuity benefit payments-Annuity benefit payments that are fixed in amount throughout the Pay-out Period.

The Funds-Mutual funds, one or more investment portfolios of which are purchased by Carillon Account. Currently there are ten Funds, which are as follows: AIM Variable Insurance Fund, The Alger American Fund, American Century Variable Products Fund, Franklin Templeton Variable Insurance Products Trust, MFS Variable Insurance Trust, Oppenheimer Variable Account Funds, Scudder Variable Series I, Seligman Portfolios, Inc., Summit Mutual Funds, Inc. Pinnacle Series, and The Universal Institutional Funds, Inc.

Guaranteed Account-The portion (if any) of your Contract's accumulation value that is held in our general account and accumulates at a guaranteed rate which is stated in your Contract.

Investment Options-The Guaranteed Account and the Subaccounts of Carillon Account which are listed on a chart beginning on page 9.

Maturity Date-The date on which the Pay-out Period commences
(i.e., when you stop making premium payments to us and we start making annuity benefit payments to you).

Nonqualified Contracts-Contracts that do not qualify for special federal income tax treatment.

Pay-in Period-The period during which you may make payments to us and accumulate Contract values on a fixed or variable basis (referred to in the Contract as the "Accumulation Period"). The Pay-in Period commences on the Contract Date and lasts until the Maturity Date.

Pay-out Period-The period after the Maturity Date during which we make annuity benefit payments to you (referred to in the Contract as the "Annuity Period").

Portfolio-A separate investment portfolio of one of the Funds.

Qualified Contracts-Contracts issued in connection with plans that qualify for special federal income tax treatment.

Subaccount-A part of Carillon Account. Each Subaccount invests exclusively in shares of a different Portfolio.

Variable Account-The portion of your Contract's accumulation value that is invested in one or more Subaccounts of Carillon
Account.

variable annuity benefit payments-Annuity benefit payments that vary in amount in relation to the investment performance of the Subaccount(s) you select during the Pay-Out Period.

                            SUMMARY

The Contract and the Investment Options
The Contract is designed and offered to aid in the accumulation of funds on a tax-deferred basis for retirement in connection with a broad range of retirement plans, including:

o plans established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended ("H.R. 10 plans");
o qualified employee pension and profit-sharing trusts or plans described in Section 401(a) and tax-exempt under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code");
o qualified annuity plans described in Section 403(a) of the Code;
o annuity purchase plans adopted by public school systems and certain tax-exempt organizations under Section 403(b) of the Code;
o Individual Retirement Annuities purchased by or on behalf of individuals pursuant to Sections 408 (traditional, SEP and Simple IRAs) and 408A (Roth IRA) of the Code;
o  government deferred compensation plans pursuant to
   Section 457 of the Code;
o  other qualified plans; and
o  nonqualified plans.

QUALIFIED PLANS PROVIDE SPECIAL TAX TREATMENT TO PARTICIPATING EMPLOYEES AND SELF-EMPLOYED INDIVIDUALS AND THEIR BENEFICIARIES. WHILE THE CONTRACT PROVIDES MANY BENEFITS WHEN USED WITH A QUALIFIED PLAN, YOU SHOULD KNOW THAT THE CONTRACT PROVIDES NO ADDITIONAL BENEFIT WITH REGARD TO TAX DEFERRAL.

You may allocate your Contract's accumulation value among the Contract's Investment Options, which consist of the Guaranteed Account and the Subaccounts of Carillon Account which are listed on a chart beginning on page 9. Allocations to the Guaranteed Account are subject to limitations described in this prospectus.

Your Contract's accumulation value will vary according to the investment experience of the Portfolio(s) you select. Similarly, the dollar amount of variable annuity benefit payments will vary according to the investment experience of the Portfolio(s) selected. You bear the entire investment risk for all amounts you allocate to any of the variable Investment Options. Allocations to the Guaranteed Account accumulate at no less than the guaranteed rate, which varies according to state law and is stated in your Contract.

Premiums
Each premium payment must be at least $25 for Qualified
Contracts and $50 for Nonqualified Contracts. You may pay premiums at any time and in any amount, subject to the $25/$50 minimum


Surrenders
You may totally or partially surrender your Contract and be paid all or part of its accumulation value at any time during the Pay-in Period (unless your Contract was issued in connection with a plan adopted pursuant to Section 403(b) of the Code -- see page 31). Certain surrenders may be subject to a surrender charge and a 10% tax penalty may be imposed. In addition, you may return your Contract for a refund within 10 days after receiving it, or longer where required by state law (see page 28).

Transfers
During the Pay-in Period, you may transfer your accumulation value among the Subaccounts or between the Subaccounts and the Guaranteed Account. Transfers generally must be at least $300.
 Up to twelve transfers may be made each Contract Year without charge. However, a transaction charge (currently $10) is imposed for each transfer in excess of that number. You may transfer up to 20% of the value of your Guaranteed Account (as of the first day of the Contract Year), or $1,000, whichever is greater, to the Subaccounts each Contract Year. You may transfer up to 30% of your total Variable Account value (as of the first day of the Contract Year) to the Guaranteed Account each Contract Year after the first Contract Year.

During the Pay-out Period, you may, once each year, change the Investment Options upon which the amount of your variable annuity benefit payments are calculated by requesting that we transfer annuity reserves among the Portfolios.

Annuity Benefit Payments
You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and you are a natural person and are still living, you will be treated as the Annuitant until you choose a new Annuitant. If you die before the Maturity Date, then we will pay your Beneficiary a death benefit equal to the greater of:

o  the Contract's accumulation value, or
o  the Adjusted Sum of Premium Payments.

Charges
No sales charge is deducted from your premiums. However, we will deduct a surrender charge upon certain early surrenders or withdrawals. This surrender charge depends on how long your Contract has been in force. During the first Contract Year the surrender charge is 8% of the amount surrendered. This charge is reduced by 1% on each subsequent Contract anniversary until the fourth anniversary, when it becomes zero. Notwithstanding the charges described above, partial surrenders totaling not more than 10% of your Contract's accumulation value (as of the date of the first partial surrender in the Contract Year) may be made each Contract Year without the imposition of the surrender charge. Also, where permitted by state law, the surrender charge will be waived in the event of your confinement to a qualified institution or your having a terminal illness as defined in the Contract.
The total surrender charge assessed over the life of the Contract will not exceed 9% of premiums paid.

We deduct a contract fee of $50 per year from your Contract's accumulation value during the Pay-in Period. We will waive the annual contract fee for any year in which the accumulation value of your Contract is $50,000 or more on the last day of that Contract Year. We also reserve the right to waive this fee for Contracts sold to select classes of employer-sponsored retirement plans. We also deduct a daily administration fee at the rate of 0.25% of net assets per year during both the Pay-in and Pay-out Periods.

As compensation for our assumption of mortality and expense risks, we deduct a charge from Carillon Account that is currently 1.50% of net assets per year, and will never exceed 2.00% per year. In accordance with state laws, premium taxes will be deducted from some Contracts.

The Funds in which Carillon Account invests pay an investment advisory fee and other expenses which are described in the Fund prospectuses.


             SUMMARY OF SEPARATE ACCOUNT EXPENSES

The following charts and tables describe the fees and expenses that you will pay when buying, owning, and surrendering your Contract.

1. CONTRACT OWNER TRANSACTION EXPENSES (the fees and xpenses that you will pay at the time that you buy your Contract, surrender your Contract, or transfer among investment options. State premium taxes may also be deducted.)

  o  SALES LOAD IMPOSED ON PURCHASES (as a percentage
     of purchase payments). . . . . . . . . . . . . . .None

  o  SURRENDER CHARGE (Contingent Deferred Sales Charge)
     (as a percentage of amount  surrendered)

  Contract Year of Surrender    1   2   3   4   Thereafter
  Applicable Charge(1)          8%  7%  6%  5%    0%

  o  MAXIMUM TRANSFER FEE. . . . . . . . . . . . . . $15(2)

2. PERIODIC EXPENSES (the fees and expenses that you will pay periodically while you own your Contract, not including portfolio fees and expenses)

  o  ANNUAL CONTRACT FEE . . . . . . . . . . . . . . $50(3)

  o SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)

CHARGE                                  MAXIMUM    CURRENT
Mortality and Expense Risk Charge        2.00%      %
Administration Fee                       0.25%      %
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES   2.25%      %

3. UNDERLYING FUND EXPENSES (the minimum and maximum total operating expenses charged by the Funds, including management fees, 12b-1 fees, administrative fees and other expenses, that you may pay periodically during the time that you own your Contract. More detail concerning each Fund's fees and expenses is contained in each Fund's prospectus.)

  o  TOTAL ANNUAL FUND OPERATING EXPENSES

                 Minimum          Maximum
                 -------          -------
                      %            %

4. The Examples that follow are intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts. These costs include maximum contract owner transaction expenses, contract fees#, and separate account annual expenses. Each Example assumes that you invest $10,000 in your Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

  a) If you surrender your Contract at the end of the applicable time period:

     MAXIMUM:

           1 year       3 years
         $             $


  b) If you annuitize your Contract at the end of the applicable time period:

     MAXIMUM:

         1 year       3 years
         $           $


  c) If you do not surrender your Contract:

     MAXIMUM:

         1 year       3 years
         $           $

___________________
(1) Partial surrenders totaling up to 10% of a Contract's accumulation value may be made each Contract Year without the surrender charge being assessed.
(2) During the Pay-in Period, up to twelve transfers may be made each Contract Year without charge. The current charge for transfers is $10.
(3) Waived for any year in which the Contract's accumulation value is $50,000 or more on the last day of the Contract Year. This charge applies only during the Pay-In Period.

#In the examples above, the $50 annual contract fee has been reflected in the calculation of annual expenses. Because this is a new Contract, we were not able to convert the fee to a percent of average net assets attributable to the Contracts. Therefore, for this initial disclosure, we made an assumption of the hypothetical sale of 500 policies with total assets of $15,000,000, for each of which we collected a $50 annual contract fee, and based our calculations in the above examples on that assumption.


THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT

             ____________________________________
            |                                    |
            | We are a mutual insurance company. |
            |____________________________________|

The Union Central Life Insurance Company
We are a mutual insurance company, organized in 1867 under the laws of Ohio. We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia. On or about January 28, 2005, the boards of directors of Union Central and The Ameritas Acacia Companies of Lincoln, Nebraska voted to combine at the mutual holding company level. This transaction is subject to appropriate regulatory approval and the approval of the members and policyholders of both insurance companies.

The Contract has been filed with the state insurance departments in all states and will be made available in all states upon state insurance department approval, subject to certain state variations.

   ___________________________________________________
  |                                                   |
  | Carillon Account is one of our separate accounts. |
  |___________________________________________________|

Carillon Account
Carillon Account is one of our separate accounts. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean that the SEC supervises the management or investment practices or policies of Carillon Account. Our Board of Directors established Carillon Account on February 6, 1984.

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Account exceed our liabilities under the variable portion of the Contracts). Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct. Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

   ___________________________________________________
  |                                                   |
  |   Each Subaccount of Carillon Account invests in  |
  | a different Fund Portfolio. Thirty-one Portfolios |
  |             currently are available.              |
  |___________________________________________________|


Carillon Account has been divided into Subaccounts, each of which invests in a different Portfolio of the Funds. We may add additional Subaccounts at our discretion.

The Funds
The Funds are mutual funds registered with the SEC. Such registration does not mean that the SEC supervises the management or investment practices or policies of the Funds. Each Fund has one or more additional Portfolios that are not available through the Contract. The assets of each Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. The Portfolios that are available through the Contract and their investment advisers are:

PORTFOLIOS                       FUND TYPE               INVESTMENT ADVISER

AIM V.I. Balanced Fund,          balanced (equities      A I M Advisors, Inc.
Series I                         and bonds)

AIM V.I. Basic Value Fund,       large cap value         A I M Advisors, Inc.
Series I

AIM V.I. Capital                 large cap growth        A I M Advisors, Inc.
Appreciation Fund, Series I

Alger American Leveraged         multi-cap growth        Fred Alger Management, Inc.
AllCap Portfolio, Class O

Alger American MidCap            mid cap growth          Fred Alger Management, Inc.
Growth Portfolio, Class O

American Century(R) VP           large cap value         American Century Investment
Income & Growth Fund                                     Management, Inc.

American Century(R) VP           international           American Century Investment
International Fund               (large cap growth)      Management, Inc.

American Century(R) VP           multi cap value         American Century
Value Fund                                               Investment Management, Inc.

FTVIPT Templeton Foreign         international           Templeton Investment Counsel,
LLC
Securities Fund, Class 2         (large cap value)

FTVIPT Templeton Growth          global (large cap       Templeton Global Advisors
Limited
Securities Fund, Class 2         value)

MFS VIT High Income Series       high yield              Massachusetts Financial
                                 (junk) bonds            Services Company

MFS VIT New Discovery Series     small cap growth        Massachusetts Financial
                                                         Services Company

MFS VIT Total Return Series      balanced                Massachusetts Financial
                                 (equities and bonds)    Services Company

Oppenheimer Capital              large cap growth        OppenheimerFunds, Inc.
Appreciation Fund/VA

Oppenheimer Global               global (large cap       OppenheimerFunds, Inc.
Securities Fund/VA               growth)

Oppenheimer Main                 large cap core          OppenheimerFunds, Inc.
Street Fund(R)/VA

Scudder VS I Capital Growth      large cap growth        Deutsche Investment
Portfolio, Class A                                       Management Americas Inc.

Scudder VS I                     money market            Deutsche Investment
Money Market Portfolio                                   Management Americas Inc.

Seligman Communications and      sector concentration:   J. & W. Seligman & Co.
Information Portfolio,           communications,         Incorporated
Class 2                          information and
                                 related industries
                                 (mid cap growth)

Seligman Smaller-Cap Value       small cap value         J. & W. Seligman & Co.
Incorporated
Portfolio, Class 2

Summit Pinnacle Balanced         balanced                Summit Investment Partners, Inc.
Index Portfolio                  (equities and bonds)

Summit Pinnacle Bond Portfolio    bond                   Summit Investment Partners, Inc.

Summit Pinnacle EAFE             index: MSCI EAFE        Summit Investment Partners, Inc.
International Index Portfolio    (international)

Summit Pinnacle Lehman           index: Lehman           Summit Investment Partners, Inc.
Aggregate Bond                   Aggregate Bond (bond)
Index Portfolio

Summit Pinnacle Nasdaq-100       index: Nasdaq-100       Summit Investment Partners, Inc.
Index Portfolio                  (large cap growth)

Summit Pinnacle Russell 2000     index: Russell 2000     Summit Investment Partners, Inc.
Small Cap Index Portfolio        (small cap core)

Summit Pinnacle S&P              index: S&P MidCap       Summit Investment Partners, Inc.
MidCap 400 Index Portfolio       400 Index
                                 (mid cap core)

Summit Pinnacle S&P 500          index: S&P 500          Summit Investment Partners, Inc.
Index Portfolio                  (large cap core)

Summit Pinnacle                  large cap value         Summit Investment Partners, Inc.
Zenith Portfolio

The Universal Institutional      bond                    Morgan Stanley
Funds, Inc. Core Plus                                    Investment Management Inc.
Fixed Income Portfolio,                                  (doing business in this
Class I                                                  instance as Van Kampen)

The Universal Institutional      Sector                  Morgan Stanley
Funds, Inc. U.S. Real            concentration:          Investment Management Inc.
Estate Portfolio,                real estate             (doing business in this
Class I                                                  instance as Van Kampen)

        __________________________________________
       |                                          |
       | Portfolio performance is NOT guaranteed. |
       |__________________________________________|

THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS
STATED OBJECTIVE.   Additional information about the
investment objectives and policies of the Portfolios can be found in the current Fund prospectuses delivered to you with this prospectus. You should read the Fund prospectuses carefully before making any decision about the allocation of your premiums to a particular Subaccount of Carillon Account.

     _____________________________________________
    |                                             |
    | We may add, delete or modify the Portfolios |
    |       available under the Contract.         |
    |_____________________________________________|


Additions, Deletions or Substitutions of Investments
We retain the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Portfolio shares purchased by any Subaccount of Carillon Account. We reserve the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio, or of another open-end, registered investment company, if the shares of the Portfolio are no longer available for investment, or if in our judgment investment in any Portfolio would become inappropriate. To the extent required by applicable law, substitutions of shares attributable to your interest in a Subaccount will not be made until you have been notified of the change, and until the SEC has approved the change. In the case of such a substitution, affected Contract Owners will have the right, within 30 days after notification, to transfer their accumulation value to other Subaccounts without incurring a transfer fee. Any transfer made by affected Contract Owners during the notice period will not be counted against their free transfers for that year. Nothing contained in this Prospectus shall prevent Carillon Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We may also establish additional Subaccounts of Carillon Account. Each additional Subaccount would purchase shares in a new Portfolio or in another Fund. New Subaccounts may be established when, in our discretion, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Contract Owners, if at all, only on a basis we determine. We may also eliminate one or more Subaccounts if we believe that marketing, tax or investment conditions so warrant.

If we deem it to be in the best interests of persons having voting rights under the Contracts, Carillon Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with one or more other separate accounts.

                     THE CONTRACT

      ______________________________________________
     |                                              |
     |  Minimum premium payments, after the initial |
     | premium, are $25 for Qualified Contracts and |
     |        $50 for Nonqualified Contracts.       |
     |______________________________________________|


Purchasing a Contract
You can purchase a Contract by completing an application and having it and a premium of at least $25 for Qualified Contracts or $50 for Nonqualified Contracts sent to us by one of our registered representatives. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject any application. We will credit initial premiums accompanied by completed applications to the Contract not later than two business days following receipt. In certain employer retirement plan situations, we will issue your Contract and apply the premiums when they are sent by your employer. If we cannot credit an initial premium to the Contract within five business days of our receipt of it, then we will return the premium immediately unless you consent to our holding the premium for a longer period.

           ____________________________
          |                            |
          | Subsequent premiums may be |
          |     made at any time.      |
          |____________________________|

Premiums
After the first premium has been paid and accepted, you have flexibility (within the limits of your retirement plan, if any) in determining the size and frequency of subsequent premiums. Premiums may be paid at any time and in any amount, subject only to the minimums applicable to Qualified Contracts ($25) and Nonqualified Contracts ($50).

Your premiums will be allocated among the Investment Options in accordance with your instructions. You may allocate any portion of your premiums (subject to a $10 minimum) to any of the variable Investment Options; you may allocate up to 50% of any premium payment to the Guaranteed Account. You may change your payment allocation instructions at any time, without charge, by providing us new instructions in a form acceptable to us.

      ____________________________________________
     |                                            |
     | Accumulation units are used to measure the |
     |   value of your Subaccount allocations.    |
     |____________________________________________|

Crediting of Accumulation Units
We credit premiums that you allocate to variable Investment Options in the form of Accumulation Units. The number of Accumulation Units credited to your Contract is determined by dividing the amount you allocate to each Subaccount by the Accumulation Unit value for the corresponding Subaccount for the Valuation Period during which your premium is received. (In the case of the initial premium, units are credited on the valuation date when we accept the application, or on the valuation date when we receive the initial premium, whichever is later.) The value of the Accumulation Units will vary in accordance with investment experience and expenses of the Portfolio in which the Subaccount invests.

During the Pay-in Period, your Contract's accumulation value equals the sum of the Variable Account and the Guaranteed Account credited to your Contract. The Variable Account is the sum of the value of all Subaccounts credited to your Contract. Your Variable Account value in a Subaccount equals the number of Accumulation Units credited to that Subaccount times the value of the Accumulation Units for the Subaccount. For the value of the Guaranteed Account, see page 27.

Value of Accumulation Units
The value of Accumulation Units is expected to change every valuation period, and will depend upon the investment performance and expenses of the Portfolio in which each Subaccount invests. The Accumulation Units in each Subaccount are valued separately.

      _____________________________________________________
     |                                                     |
     | The values of accumulation units vary with the | | performance of corresponding Portfolios. The values | | of accumulation units are computed at the close of |
     |         business on each "valuation date."          |
     |_____________________________________________________|

A valuation period is the period between successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation date. A valuation date is each day, Monday through Friday, except:

o when the New York Stock Exchange is closed (currently, New Year's Day, Martin Luther King, Jr. Day, Washington's
   Birthday (observed), Good Friday, Memorial Day,
   Independence Day  Labor Day, Thanksgiving Day, and
   Christmas Day (observed)); and

o any day on which changes in the value of the portfolio securities of a Portfolio will not materially affect the current net asset value of the shares of that Portfolio.

The value of each Accumulation Unit was initially set at $10.
Thereafter, the value of an Accumulation Unit for any valuation period equals the value of such a unit as of the immediately preceding valuation period, multiplied by the "Net
Investment Factor" for the current valuation period.

The Net Investment Factor for each Subaccount for any
Valuation Period is determined by dividing (A) by (B) and subtracting (C) from the result, where:

(A)  is:
  o the net asset value per Portfolio share held in the Subaccount determined as of the end of the current valuation period; plus
  o the per share amount of any dividend or capital gains distributions made by the Portfolio on shares held in the Subaccount if the "ex-dividend" date occurs during the current valuation period; plus or minus
  o a per share charge or credit for any taxes incurred by or provided for in the Subaccount, which we determine to have resulted from the maintenance of the Subaccount (we do not believe that currently any taxes are incurred by Carillon Account); and

(B)  is:
  o the net asset value per Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period (adjusted for an "ex-dividend"); plus or minus
  o the per share charge or credit for any taxes provided for during the immediately preceding valuation period;
     and

(C)  is:
  o a factor representing the daily charges we deduct from Carillon Account for administrative expenses and assumption of the mortality and expense risks under the Contract. The factor is equal to 0.000047532 for a one-day valuation period.

Self-Service Access to Information and Services
You will be able to review information and request service concerning your Contract by visiting our website, www.unioncentral.com.

You will need your contract number and taxpayer identification number to establish initial access to our client service center on our website, Service Central. As part of the initial log in to Service Central, you will create your own unique user identification and password. Once you have logged on to Service Central, you will be able to perform the functions described below:

     o  choose electronic delivery of certain future mailings
     o  check Contract values
     o  verify address and beneficiary information
     o  transfer balances among Subaccounts
     o  rebalance your Subaccount allocations
     o  change your allocation of future premiums
     o  view statements
     o  request a statement
     o  request service forms
     o  change your password

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR DISCONTINUE THE
SERVICE CENTRAL ONLINE CLIENT SERVICE CENTER AT ANY TIME AND
WITHOUT PRIOR NOTICE.

    ______________________________________________________
   |                                                      |
   |   During the Pay-in Period, you may make 12 free     |
   |  transfers per Contract Year  Additional transfers   |
   | cost $10 each.  Transfers to and from the Guaranteed |
   |        Account are subject to restrictions.          |
   |______________________________________________________|

Transfers
During the Pay-in Period, you may transfer amounts among Subaccounts subject to the terms and restrictions imposed by your Contract and the Funds. You may transfer up to 20% of your Contract's value in the Guaranteed Account, or $1,000, whichever is greater, to the Subaccounts. You may transfer up to 30% of your Variable Account value to the Guaranteed Account. These transfer limits into and from the Guaranteed Account are calculated based on your Guaranteed Account and Variable Account values as of the first day of each Contract Year, and apply to any transfers during that Contract Year.

The minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.

During the Pay-in Period, you may make up to twelve free transfers each Contract Year. However, we will impose a transfer fee (currently $10 and guaranteed not to exceed $15) for each transfer in excess of twelve. If after a transfer the amount remaining in any Investment Option is less than $25, then the entire amount will be transferred instead of the requested amount.

Your transfer requests must be made by written or telephone or electronic instructions which specify in detail the requested changes. Transfers from the Variable Account will be made based on the Accumulation Unit values at the end of the valuation period during which we receive the transfer request at our Home Office (address and phone number on the first page of this prospectus). If you are participating in the Portfolio Rebalancing Plan and you make transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

During the Pay-out Period, the Annuitant can change the reserve basis (contract reserves for the specific variable annuity contract involved) for the variable annuity benefit payments he or she is receiving once in each 12 months after the first 12 months. Such a change in reserve basis for variable annuity benefit payments will result in subsequent annuity benefit payments being based on the investment performance of the Subaccount to which annuity reserves have been transferred.

Certain third parties may offer you asset allocation services for your Contract. Fees you pay for such asset allocation services are in addition to any Contract charges. WE DO NOT
ENDORSE, APPROVE OR RECOMMEND THESE SERVICES.

Excessive Trading: Your Contract is a long-term investment and is not designed for frequent transfers of your accumulation value among your Subaccounts. Frequent or excessive transfers put the Portfolios, Contract Owners, and Beneficiaries at risk. These risks include:

     o the dilution of interests of long-term investors in a Subaccount if purchases or transfers into or out of a Portfolio are made at prices that do not reflect an accurate value for the Portfolio's investments;
     o an adverse effect on portfolio management, such as impeding a portfolio manager's ability to sustain an investment objective, causing a Portfolio to maintain a higher level of cash than would other-wise be the case, or causing a Portfolio to liquidate investments prematurely (or at an other-wise inopportune time) to pay partial withdrawals or transfers out of the Portfolio; and
     o  increased brokerage and administrative expenses.

The risks and costs are borne by all Contract Owners invested in those Subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the "Procedures") and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. Do not invest in this Contract if you intend to conduct market timing or other potentially disruptive trading.

Detection. We employ various means to attempt to detect and deter market timing and disruptive trading. However, despite our monitoring, we may not be able to detect or stop all harmful trading. In addition, because other insurance companies and retirement plans with different policies and procedures may invest in the Portfolios, we cannot guarantee that all harmful trading will be detected or that a Portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by those companies or retirement plans.

Deterrence. If we determine that you have engaged in excessive trading, we will take one or more of the following actions:

     o Revoke your privileges to make transfers by telephone and internet;
     o Limit your transfers to those requests made by regular U.S. mail;
     o  Impose a fee of up to $15 per transfer.

You will be notified by letter if we determine you have exceeded the number or frequency of transfers allowed, or if we limit your access to transfers to requests made by regular U.S. mail. We reserve the right to reject any transfer from any Contract Owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a Portfolio.

Systematic transfers, including our Dollar Cost Averaging, Portfolio Rebalancing or Interest Sweep program will not be counted toward your limit on the number and frequency of transfers. We will implement transfers requested in writing and sent by U.S. mail first, in the order postmarked, then telephone or internet requests second, in the order received.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Contract Owners (or those acting on their behalf) to avoid detection. Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Contract Owners or intermediaries acting on their behalf. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We apply the Procedures consistently to all Contract Owners without waiver or exception.

Portfolio Frequent Trading Policies. The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares.
 The prospectuses for the Portfolios describe any such policies and procedures. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the polices and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers. You should be aware that we may not have the contractual ability or the operational capacity to monitor your transfer requests and apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers.
 Accordingly, Contract Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Procedures.

Omnibus Orders. Contract Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Portfolio's ability to apply its respective frequent trading policies and procedures. We cannot guarantee that the Portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other Contract Owners of Portfolio shares, as well as the Contract Owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected Portfolios. In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Administrative Practices Regarding Transfers: All transfers among Subaccounts will be processed to receive the next available price. If your request arrives at Union Central after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, your instructions will be processed to receive the price as of the following valuation date. You may only make one transfer per day. We will send you a written confirmation of all transfers within five business days. However, if we cannot complete a transfer as requested, our customer service representative will contact you in writing. CAUTION: We will act on instructions from anyone who provides the necessary information; we will not be able to verify that the person providing electronic transfer instructions via Service Central is you or is authorized by you.

      _____________________________________________
     |                                             |
     | You may make transfers, including Portfolio |
     |   Rebalancing, Dollar Cost Averaging, and   |
     |        Interest Sweep, by telephone.        |
     |_____________________________________________|

Telephone Transfers: You are eligible to make transfers, including Portfolio Rebalancing, Dollar Cost Averaging, and Interest Sweep, pursuant to telephone instructions unless you tell us in writing that you do not want to make transfers by telephone.

Telephone transfer instructions may be made by calling 1-800-319-6902 between 8:00 a.m. and 6:00 p.m. (Eastern Time) on days when we are open for business. Each telephone exchange request must include a precise identification of your Contract and other designated identifiers. We may accept telephone exchange requests from any person who properly identifies the correct Contract number and other designated identifiers. Thus, you risk possible loss of interest, capital appreciation and principal in the event of an unauthorized telephone exchange. Neither we nor the Funds nor Carillon Investments, Inc. (the principal underwriter of the Contracts) will be liable for complying with telephone instructions we reasonably believe to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and you will bear the risk of any such loss. We will employ reasonable procedures to confirm that telephone instructions are genuine.
 If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, sending you written confirmation of such transactions, or recording of telephone transfer request instructions received from you. We may record all or part of any telephone conversation relating to transfer instructions without prior disclosure.

Telephone instructions apply only to previously invested amounts and do not change the investment of any future premiums paid under the Contract. You may change allocations of future premium payments by providing us new instructions in a form acceptable to us.

Note: During periods of drastic economic or market changes, telephone transfers may be difficult to implement. At such times, requests may be made by regular or express mail and we will process them pursuant to the terms and restrictions already described in this section.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR DISCONTINUE THE
TELEPHONE TRANSFER PRIVILEGE AT ANY TIME AND WITHOUT PRIOR
NOTICE.

      _________________________________________________
     |                                                 |
     | You may pre-arrange certain types of transfers, |
     |  including ones in connection with Dollar Cost  |
     |  Averaging, Portfolio Rebalancing and Interest  |
     |                 Sweep programs.                 |
     |_________________________________________________|


Special Transfers - Dollar Cost Averaging
We administer a dollar cost averaging ("DCA") program that enables you to pre-authorize a periodic exercise of your right to transfer amounts among Subaccounts. By entering into a DCA agreement, you instruct us to transfer monthly (as of the first business day of the month) a predetermined dollar amount from the Scudder VS I Money Market Subaccount to other Subaccounts until the amount in your Scudder VS I Money Market
Subaccount is exhausted.   The minimum amount of a DCA
transfer is $100 and $25 per Subaccount. You may terminate your DCA agreement at any time by notifying us in writing at least five business days prior to the next scheduled transfer date. If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

Transfers made pursuant to the DCA program are not subject to a transfer charge and do not affect your Contract right during the Pay-in Period to make up to twelve transfers each Contract
Year without charge.

By allocating specific amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. There is no guarantee, however, that such an investment method will result in profits or prevent losses.

If you are interested in the DCA program, you may elect to participate in it either by submitting a written application or by telephone request as described above.

Portfolio Rebalancing Plan
You may elect to establish a Portfolio Rebalancing Plan.
Under such a plan, you may tell us either by submitting a written application or by telephone request as described above) the percentage levels you would like to maintain among the Subaccounts. These allocations may be based on asset allocation models which your agent may present to you. On a quarterly, semi-annual or annual basis (as you select), we will automatically rebalance your Variable Account to maintain the indicated percentages by transfers among the Subaccounts.
 The entire value of your Variable Account must be included in your Portfolio Rebalancing Plan. If you make transfers without changing your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan. Other investment programs, such as the DCA program, Interest Sweep Plan, or other transfers or withdrawals may not be appropriate in concert with the Portfolio Rebalancing Plan. Transfers made pursuant to the Portfolio Rebalancing Plan are not subject to a transfer charge and do not affect your right to make up to twelve free transfers each Contract Year during the Pay-in Period. You may terminate your Portfolio Rebalancing Plan at any time by notifying us in writing at least five business days prior to the date of the next rebalancing. If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

The Portfolio Rebalancing Plan is not available for amounts in the Guaranteed Account. We reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Interest Sweep Plan
If you have an allocation in the Guaranteed Account, you may elect (either by submitting a written application or by telephone request as described above) to have the interest credited to the Guaranteed Account periodically transferred (or "swept") into specified Subaccounts. The sweep may be done on a quarterly, semi-annual or annual basis. You may terminate your Interest Sweep Plan at any time by notifying us in writing at least five business days prior to the date of the next periodic sweep. If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day. Transfers made pursuant to the Interest Sweep Plan are not subject to a transfer charge and do not affect your right to make up to twelve free transfers each Contract Year during the Pay-in Period. We reserve the right to alter the terms or suspend or eliminate the availability of the Interest Sweep Plan at any time.

      ____________________________________________________
     |                                                    |
     | Full or partial surrenders give you access to your |
     | Contract's accumulation value.  Surrender charges  |
     |  and penalty taxes may apply to some surrenders.   |
     |____________________________________________________|

Surrenders
Please note: If required under federal law, we may have to block your Contract and refuse to honor any request for transfers, surrenders, or death benefits until instructions are secured from the appropriate regulator.

You may make cash withdrawals (surrenders) of all or part of your Contract's accumulation value at any time during the Pay-in Period (subject to any restrictions imposed in connection with your retirement plan). Surrender requests must be made in writing according to our procedures. Surrenders cannot be made by telephone. Surrenders include, but are not limited to, transactions commonly referred to as withdrawals, external transfers, rollovers and exchanges under Section 1035 of the Code. The amount available is your Contract's accumulation value at the end of the valuation period during which we receive the proper written request, minus any surrender charges, administration fee and premium taxes not previously deducted. Surrenders from the Variable Account generally will be paid within seven days of receipt of the written request. For surrenders from the Guaranteed Account, see page 27. For restrictions applicable to certain surrenders under Contracts issued in connection with plans adopted pursuant to Section 403(b) of the Code, see "Qualified Plans," page 30.

The minimum partial surrender is $100 or the entire amount in the Investment Option, whichever is less. If the amount remaining in the Investment Option would be less than $25 after the surrender (and deduction of the surrender charge, if any), then the request will be considered to be a request for surrender of the entire amount held in the Investment Option. If a partial surrender plus any surrender charge would reduce the Contract's accumulation value to less than $100, then a request for a partial surrender will be treated as a total surrender of the Contract and the entire accumulation value, less any charges, will be paid out.

Under certain circumstances, surrenders will be subject to surrender charges described below (at page 21). Under certain circumstances, surrenders may also be subject to a 10% tax penalty.

The full contract fee, if applicable, will also be deducted from your Contract at the time of total surrender regardless of the date of surrender. For total surrenders, any surrender charge and contract fee will be deducted from the amount paid.

We will implement partial surrenders by canceling Accumulation Units in an amount equal to the withdrawal and any applicable surrender charge. You may designate the Investment Option from which your surrender should be made. If you make no designation, your requested amount will be withdrawn from each of your Investment Options (in the proportion the Investment Option bears to your accumulation value). The surrender charge, if any, will be deducted from the value remaining after payment of the requested amount, or from the amount paid if the entire amount in an Investment Option is surrendered.

Since you assume the investment risk with respect to amounts allocated to your Variable Account (and because there are certain charges), the total amount paid upon total surrender of your Contract (including any prior surrenders) may be more or less than the total premiums that you paid.

           _________________________________
          |                                 |
          | Personal Income Plans allow you |
          |    to pre-arrange surrenders.   |
          |_________________________________|

Personal Income Plan
We administer a Personal Income Plan ("PIP") that enables you to pre-authorize periodic surrenders by entering into a PIP agreement with us that instructs us to withdraw a level dollar amount or percentage of your Contract's accumulation value on a monthly, quarterly, semi-annual or annual basis, or authorizes us to calculate and distribute a required minimum distribution every year. To the extent that the total of PIP surrenders in a Contract Year exceeds 10% of your accumulation value (in the initial year, as of the date we approve the PIP agreement; in subsequent years, as of the first day of that Contract Year), a surrender charge may be applicable. PIP surrenders may also be subject to the 10% federal tax on early withdrawals.


               CHARGES AND OTHER DEDUCTIONS

      _______________________________________________
     |                                               |
     | You pay a $50 contract fee each Contract Year |
     | during the Pay-in Period if your accumulation |
     |        value is less than $50,000.            |
     |_______________________________________________|

Administration Fees
During the Pay-in Period, we will deduct a contract fee of $50 from your Contract's accumulation value on the last day of each Contract Year for our expenses related to administration of your Contract. The annual contract fee will be waived for any year in which the accumulation value of your Contract is $50,000 or more on the last day of that Contract Year. We reserve the right to waive this fee for Contracts sold to select classes of employer-sponsored retirement plans. We guarantee that the amount of this fee will not increase over the life of the Contract. This annual contract fee is not deducted during the Pay-out Period.

The fee will be deducted pro rata from all Investment Options in the same proportion that your interest in each bears to your Contract's total accumulation value. The full contract fee will also be deducted at the time of total surrender, regardless of the date of surrender. However, in the case of a total surrender, the contract fee will also be waived if the accumulation value of your Contract is $50,000 or more on the date of surrender.

 _______________________________________________________
|                                                       |
|  We deduct asset-based charges each day at an annual  |
|     rate of 0.25%  for administering the Contracts    |
|  and Carillon Account and 1.50% for assuming certain  |
|   mortality and expense risks.  We may increase the   |
| mortality and expense risk charge to as much as 2.00%.|
|_______________________________________________________|


We also deduct a daily administration fee at an annual rate of 0.25% of the assets of your Variable Account to help defray our expenses of administering Carillon Account and the Contract. This deduction is guaranteed not to increase over the life of the Contract.

Mortality and Expense Risk Charge
A "mortality and expense risk" charge will be deducted daily at a rate equal, on an annual basis, to 1.50% of your Contract's Variable Account. THIS CHARGE MAY INCREASE BUT WE
GUARANTEE THAT IT WILL NEVER BE MORE THAN 2.00%.

The mortality risk arises from our guarantees to make annuity benefit payments in accordance with the annuity tables in the Contract, regardless of how long the Annuitant lives and regardless of any improvement in life expectancy generally. This relieves Annuitants of the risk that they might outlive the funds that have been accumulated for retirement. The mortality risk also arises from our guarantee to pay death benefits equal to the Adjusted Sum of Premium Payments paid under the Contract should you die during the Pay-in Period.

Our expense risk arises from the possibility that the amounts realized from the contract fee, administration fee and surrender charge (which are guaranteed not to increase) will be insufficient to cover our actual administrative and distribution expenses. If these charges are insufficient to cover the expenses, the deficiency will be met from our general corporate funds, including amounts derived from the mortality and expense risk charge.

If amounts derived from the mortality and expense risk charge are insufficient to cover mortality costs and excess expenses, we will bear the loss. If the charge is more than sufficient, we will retain the balance as profit. We currently expect a profit from this charge.

      ___________________________________________________
     |                                                   |
     |  Surrender charges may be deducted upon surrender |
     | of your Contracts. 10% of your accumulation value |
     |   may be withdrawn each Contract Year without a   |
     |  surrender charge.  Aggregate surrender charges   |
     |  will never exceed 9% of aggregate premiums paid. |
     |___________________________________________________|


Surrender Charge (Contingent Deferred Sales Charge)
If you surrender your Contract in the first four Contract
Years, then a surrender charge will be imposed on the amount withdrawn as shown below:

Contract Year of Surrender   1    2    3    4    Thereafter
Applicable Surrender Charge  8%   7%   6%   5%      0%

Notwithstanding the charges described above, partial surrenders totaling not more than 10% of your Contract's accumulation value (as of the date of the first partial surrender in the Contract Year) may be made each Contract Year without the imposition of the surrender charge. The cumulative total of all surrender charges is guaranteed never to exceed 9% of premiums. Also, PIP surrenders in a Contract Year totaling not more than 10% of the accumulation value (in the initial year, as of the date we approve the PIP agreement; in subsequent years, as of the first day of that Contract Year) may be made without the imposition of the surrender charge.

Surrender charges on partial surrenders will be deducted pro rata from the value remaining in the Investment Option(s) from which the amount paid was withdrawn. However, if insufficient value remains to pay the surrender charges or if the entire amount in an Investment Option is withdrawn, then to the extent necessary, any surrender charge will be deducted from the amount to be paid. Any surrender charge on a total surrender of a Contract will be deducted from the amount paid.

The amounts we obtain from the surrender charge will be used to offset the distribution fee we pay to Carillon Investments, Inc. The surrender charge is not expected to recover all of the distribution costs associated with the Contracts. We will pay any shortfall out of our general surplus, which may include profits derived from the mortality and expense risk charge.

Certain surrenders of Contracts may also be subject to federal tax penalties. See Federal Tax Matters, page 29.

      _____________________________________________________
     |                                                     |
     |    If state law allows, we will waive surrender     |
     | charges if your surrender is because you have | | a terminal illness or are confined to a "qualified" |
     |               health care institution.              |
     |_____________________________________________________|


Terminal Illness/Confinement
Also, where permitted by state law, we will waive the surrender charge upon a full surrender or one or more partial surrenders of your Contract in the event of (1) or (2) below:

(1) You become confined in a qualified institution for a period of at least 30 consecutive days after the Contract
Date, subject to the following:

o You must be a natural person (not a trust, corporation, or other legal entity).
o You must have been an owner of the Contract continuously since the Contract Date.
o You were not confined in a qualified institution at any time during the 60 day period just prior to the Contract
   Date.
o We receive a written request for full or partial surrender along with due proof of confinement within 12 months following such confinement.
o A "qualified institution" means any licensed hospital or licensed skilled or intermediate care nursing facility at which:
   o  medical treatment is available on a daily basis; and
   o  daily medical records are kept for each patient.

(2) You contract a terminal illness after the Contract Date, subject to the following:

o You must be a natural person (not a Trust, Corporation, or other legal entity).
o You must have been an owner of the Contract continuously since the Contract Date.
o  You have less than 12 months to live.
o We must receive a written request for full or partial surrender together with a certificate from your attending physician stating your life expectancy and any other proof we may require.
o "Physician" means a medical doctor licensed in the United States who:
   o  is operating within the scope of that license; and
   o  is not you and is not related to you.

    ___________________________________________________
   |                                                   |
   |   The surrender charge may be reduced in certain  |
   | circumstances, including in connection with sales |
   |   to groups or upon certain types of exchanges.   |
   |___________________________________________________|

Other Waivers or Reductions of Surrender Charge
The surrender charge may be reduced in certain instances where a large number of Contracts are issued in connection with a single sale. For example, the charge may be reduced where a corporate pension plan funded by the Contracts results in the issuance of a number of Contracts to the same owner, or where an employer-sponsored salary-deduction plan results in Contracts being issued to a number of employees of one employer. Any reduction in the surrender charge will be nondiscriminating by class of purchaser and will be based on reduced selling and other expenses.

The surrender charge may be modified for Contracts where the premium is a result of a transfer to or from:

o another Contract owned by the employer or another person for the benefit of the Contract Owner in connection with an employee benefit plan,
o a certificate (account) under certain of our group retirement annuity contracts, or
o certain of our life insurance policies or annuity contracts.

In addition, the surrender charge will be eliminated with respect to any amount payable in connection with the surrender of a Contract where such amount is forfeited by an employee under the terms of an employee benefit plan and credited to another Contract issued in connection with the plan. The reduction or elimination of the surrender charge in the foregoing circumstances recognizes the reduction of selling expense in such circumstances.

Premium Taxes
We will deduct any premium taxes imposed by state or local law when incurred, which could be:

   o  at the Maturity Date,
   o  when a total surrender occurs, or
   o when premiums are paid (we do not currently deduct premium taxes when premiums are paid).

If the charge for premium taxes is deducted at the Maturity Date, it will be taken from each Investment Option in the proportion that your interest in the Investment Option bears to the Contract's total accumulation value. If the charge for premium taxes is deducted when premiums are paid, it will be deducted from the premium before the premium has been allocated to the Investment Option(s). Applicable premium tax rates depend upon such factors as your state of residency and the insurance laws and our status in that state when the premium taxes are incurred. Current premium tax rates range from 0 to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

 _________________________________________________________
|                                                         |
|     The Funds pay investment advisory fees and other    |
| expenses, such as distribution and administrative fees. |
|_________________________________________________________|

Fund Expenses
There are deductions from and expenses paid out of the assets of the Funds that are fully described in the Fund prospectuses.


               BENEFITS UNDER THE CONTRACT
   ____________________________________________
   |                                                    |
   | During the Pay-in Period, a death benefit at least |
   | equal to the Adjusted Sum of Premium Payments will |
   |    be paid to your Beneficiary upon your death.    |
   |____________________________________________________|


Death Benefits
If you are the Annuitant and you die during the Pay-in Period, then a death benefit will be paid to your Beneficiary, but if you are not the Annuitant, and the Annuitant dies during the Pay-in Period, you will be treated as the Annuitant until you name a new Annuitant. If you are not the Annuitant, and you are a trust or corporation or some other entity that is not a living person, and the Annuitant dies during the Pay-in Period, we will pay the death benefit to your designated Beneficiary.

Subject to state insurance law, the death benefit will be the greater of:

o  the Contract's accumulation value on the date we receive
   Due Proof of Death; or
o the Adjusted Sum of Premium Payments, determined as follows: (1) as of the day we receive a premium, the sum is increased by the amount of that premium; and (2) as of the day a partial surrender is made, the sum is decreased by the same proportion as the accumulation value was decreased by that surrender.

NOTE THAT, IN A DECLINING MARKET, WHERE THE ACCUMULATION VALUE
OF YOUR CONTRACT HAS GONE DOWN, ANY PARTIAL SURRENDER MAY HAVE
A MAGNIFIED EFFECT ON THE REDUCTION OF THE DEATH BENEFIT.

Until we receive Due Proof of Death and instructions, in the proper form, from your Beneficiaries, your Contract will remain allocated to the Subaccounts you chose, so the amount of the Death Benefit will reflect the investment performance of those Subaccounts during this period. If your Contract has multiple Beneficiaries, death benefit proceeds will be calculated when we receive Due Proof of Death and instructions, in proper form, from each Beneficiary. The death benefit proceeds still remaining to be paid to other Beneficiaries will continue to fluctuate with the investment performance of the Subaccounts you chose, until each Beneficiary has provided us instructions in the proper form.

If your spouse is your sole designated Beneficiary, the Contract will remain allocated to the Subaccounts you chose, even after we receive Due Proof of Death, until your spouse makes an election to either (1) continue the Contract as successor owner or (2) act as a beneficiary and choose a payment option. If you are holding the Contract in a name other than your own (i.e., as trustee of a trust), or if you designate a trust as your Beneficiary, you should consult a tax adviser concerning how this may affect your spouse's beneficiary rights under federal tax laws.

If your Beneficiary dies before, at the same time as, or within 30 days after your death, we will treat the Beneficiary's death as though it occurred before yours.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected. See page 25.

 __________________________________________________
|                                                  |
|    You select the Maturity Date (when you stop   |
|    paying premiums and start receiving annuity   |
| benefit payments) and may change it subsequently |
|      by giving us 30 days' written notice.       |
|__________________________________________________|


Annuity Benefit Payments
Maturity Date-You may specify at the time of application the day that annuity benefit payments will commence under the Contract (the "Maturity Date"). You may change your Maturity Date at any time, provided we receive written notice of the change at least 30 days before the previously specified Maturity Date. The Maturity Date must be:

o at least one month after the Contract Date (thirteen months after in New Jersey and New York);

o   the first day of a calendar month; and

o   no later than the Annuitant's 95th birthday
    (particular retirement plans and certain states may apply different standards).

Type of Income Payments-You may specify any proportion of your Contract's accumulation value (less premium taxes, if any) to be applied to a variable annuity or a fixed annuity. Variable annuity benefit payments will vary in accordance with the investment experience of the Subaccount(s) you select.

    ________________________________________________
   |                                                |
   | You select a fixed or variable annuity benefit |
   |  payment option at least 30 days prior to the  |
   |                   Maturity Date.               |
   |________________________________________________|

At least 30 days before the Maturity Date, you must select how your Contract's accumulation value will be used to provide the monthly annuity benefit payments. If no selection is made, we will provide a fixed annuity with the proceeds of your accumulation value at maturity.

If the total accumulation value to be applied to an annuity benefit option, in the aggregate, is less than $5,000 ($2,000 in Massachusetts, New York and Texas), we will have the option of paying the accumulation value in a lump sum. If the total first monthly payment (combined Fixed and Variable) determined under the annuity benefit option selected, in the aggregate, is less than $50 ($20 in New York), we may change the payment frequency of annuity benefit payments to quarterly, semiannually or annually, or, depending on state law, we may have the option of paying the accumulation value in a lump sum.

Variable Annuity Benefit Payments
If you select a variable annuity, the amount of the first monthly annuity benefit payment will be based on your Contract's Investment Option allocation and will be obtained from the appropriate Option Table in your Contract. Subsequent monthly income payments will vary based on the investment experience of the Subaccount(s) used to reserve for the annuity.

Amount of Variable Annuity Benefit Payments-The amount of variable annuity benefit payments will depend not only upon the investment experience of the Subaccounts you select, but also upon the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the annuity benefit option chosen. We guarantee that the annuity benefit payments:

o will not be affected by any variation in the actual mortality experience of the Annuitants from what was assumed in determining the amount of the first monthly payment, and

o will not be affected by the actual amount of expenses we incur in administering the Contract.

Because variable annuity benefit payments will vary with the investment results of the Subaccounts, the amounts of those payments cannot be predetermined.

      ___________________________________________
     |                                           |
     | Fixed annuity benefit payments are based  |
     | on interest credited at a guaranteed rate.|
     |___________________________________________|


Fixed Annuity Benefit Payments
If you select a fixed annuity, the amount of the annuity benefit payments will be determined by applying the accumulation value you want to apply to a fixed annuity at rates at least as favorable as those in the applicable annuity Option Table, in accordance with the annuity benefit option elected. This will be done at the Maturity Date. The annuity Option Tables contained in your Contract state your minimum interest rate.

We guarantee the amount of fixed annuity benefit payments. The payment depends on the annuity benefit option elected, the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the amount applied to purchase the fixed annuity.

No transfers may be made with respect to fixed annuity benefit payments.

     ___________________________________________________
    |                                                   |
    |  A variety of annuity benefit payment options are |
    |  available, including ones in which you receive   |
    |  payments for life or for the longer of life or   |
    |  a specified number of years and ones based on a  |
    |  single life or on the joint lives of two people. |
    |___________________________________________________|


Annuity Benefit Payment Options-You may elect a fixed annuity, a variable annuity, or a combination fixed and variable annuity. All of the annuity benefit options listed below
(except the alternate annuity option) are available as either fixed or variable annuities.

Up to 30 days before the Maturity Date, you may change the annuity benefit option. If an option is chosen which depends on the continuation of the life of the Annuitant or of a contingent Annuitant, proof of age will be required before annuity benefit payments begin. The annuity benefit options include:

Option 1: Life Annuity-

o Nonrefund. We will make payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. It is possible under this option that only one payment will be made if the Annuitant dies before a second payment is due, or that only two payments will be made if the Annuitant dies before the third payment, and so forth.

o 5-Years Certain. We will make payments for at least five years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the five-year period certain.

o 10-Years Certain. We will make payments for at least 10 years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the 10-year period certain. (This option will apply unless you select a different option.)

o Installment Refund. We will make payments for a period certain and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the period certain.
   The number of period certain payments is equal to the amount applied under this option divided by the amount of the first annuity payment; provided, however, that the amount of the final period certain payment shall be multiplied by that part of the answer which is not a whole number.

Option 2: Joint and Survivor Life Annuity-

o Joint and Survivor Nonrefund. We will make payments during the joint lifetime of the Annuitant and contingent Annuitant. Payments will then continue during the remaining lifetime of the survivor of them.
   No payments are due after the death of the last survivor of the Annuitant and contingent Annuitant.
   It is possible under this option that only one monthly annuity payment will be made if the Annuitant and contingent Annuitant both die before the second payment is made, or that only two payments will be made if they both die before the third payment, and so forth.

o Joint and Survivor with 10-Year Certain. We will make payments for 10 years and after that during the joint lifetime of the Annuitant and contingent Annuitant.
   Payments will then continue during the remaining lifetime of the survivor of them. No payments are due after the death of the survivor of the Annuitant and contingent Annuitant or, if later, the end of the 10-year period certain.

Instead of a settlement in accordance with the annuity benefit options described above, you may choose an alternate type of fixed annuity payment. Such alternate annuity option shall be based on rates at least as favorable as those for fixed-dollar single-premium immediate annuities we are issuing on the Maturity Date. This alternate annuity option may only be elected within 30 days before the Maturity Date.

If the Annuitant dies on or after the Maturity Date, but before annuity benefit payments have been made for a guaranteed period, if any, we will continue payments to the Beneficiary until the rest of the guaranteed payments have been made. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in the annuity Option Table from which the payments were determined) and pay that sum to the estate of the last to die of the Annuitant and the Beneficiary.

                 THE GUARANTEED ACCOUNT

      _____________________________________________
     |                                             |
     | Interests in the Guaranteed Account are not |
     |   securities and Union Central is not an    |
     |              investment company.            |
     |_____________________________________________|


PREMIUMS ALLOCATED TO THE GUARANTEED ACCOUNT AND TRANSFERS TO THE GUARANTEED ACCOUNT BECOME PART OF OUR GENERAL ASSETS, WHICH SUPPORT OUR INSURANCE AND ANNUITY OBLIGATIONS. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GUARANTEED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") NOR IS UNION CENTRAL REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER UNION CENTRAL NOR ANY INTERESTS IN OUR GENERAL ASSETS GENERALLY ARE SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS AND IT IS UNDERSTOOD THAT THE SEC STAFF HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED PORTION OF THE CONTRACT. DISCLOSURES REGARDING THE FIXED PORTION OF THE CONTRACT AND UNION CENTRAL, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. For complete details regarding the fixed portion, see the Contract itself.

General Description
The Guaranteed Account is the value of the Contract that is part of our general assets. You may elect to allocate up to 50% of your premiums to the Guaranteed Account, and you may also transfer values from your Variable Account to the Guaranteed Account, subject to a 30% cap per year as described on page 14. We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account, whereas you bear the investment risk for amounts allocated or transferred to your Variable Account. We have sole discretion to invest our general assets, including assets funding the Guaranteed Account, subject to applicable law.

    __________________________________________________
   |                                                  |
   |  We guarantee that amounts you allocate to the   |
   |   Guaranteed Account will accumulate at a rate   |
   |  of at least the guaranteed rate stated in your  |
   | Contract. We may credit more than the guaranteed |
   |        rate of interest at our discretion.       |
   |__________________________________________________|

Guaranteed Account Accumulations
We guarantee that we will credit interest to the Guaranteed Account at a rate at least equal to the guaranteed rate stated in your Contract. Interest in excess of the guaranteed rate may be used in the calculation of the Guaranteed Account at such increased rates and in such a manner as we may determine. ANY INTEREST CREDITED TO THE GUARANTEED ACCOUNT IN EXCESS OF THE MINIMUM GUARANTEED RATE STATED IN YOUR CONTRACT WILL BE DETERMINED IN OUR SOLE DISCRETION.

We guarantee that, during the Pay-in Period, the Guaranteed
Account of the Contract will be at least equal to:
the total of all net premiums allocated to the Guaranteed
Account; plus

o  the total of all amounts transferred to the Guaranteed
   Account from the Variable Account; minus

o  the total of all amounts transferred from the Guaranteed
   Account to the Variable Account (including the transfer fee); minus

o the total of any administration and/or contract fees attributable to the Guaranteed Account; minus

o  the total of all partial surrenders from the Guaranteed
   Account (including any surrender charge); plus

o interest accumulated in the Guaranteed Account (the minimum guaranteed interest rate varies according to state law and is stated in your Contract).

 ____________________________________________________
|                                                    |
|  You may surrender all or part of your Guaranteed  |
| Account during the Pay-in Period, but we may delay |
| paying your surrender proceeds for up to 6 months. |
|____________________________________________________|

Surrenders
You may surrender all or part of your Guaranteed Account value at any time during the Pay-in Period prior to the death of the Annuitant. We intend to pay surrender requests upon receipt but reserve the right to delay payment of all surrenders from the Guaranteed Account for up to six months. Surrenders from the Guaranteed Account generally are subject to the same provisions that apply to surrenders from the Variable Account, discussed under "Surrenders" on page 18.

 ____________________________________________________
|                                                    |
|    Transfers from the Guaranteed Account to the    |
|   Variable Account may be made during the Pay-in   |
|    Period.  No more than the greater of 20% of     |
|    your Guaranteed Account (as of the first day    |
|   of the Contract Year) or $1,000, whichever is    |
| greater, may be so transferred in a Contract Year. |
|____________________________________________________|


Transfers
Amounts may be transferred from the Guaranteed Account and Subaccounts, at any time during the Pay-in Period, and from the Subaccounts to the Guaranteed Account at anytime during the Pay-in Period, after the first Contract Year. During the Pay-in Period, beginning with the second Contract Year, you may transfer up to 20% of the value of your Guaranteed Account (as of the first day of the Contract Year), or $1,000, whichever is greater, to one or more Subaccounts each Contract Year. The minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.

                       GENERAL MATTERS

      ____________________________________________
     |                                            |
     |   You designate a Beneficiary to receive   |
     | benefits upon your death during the Pay-In |
     |    Period or the death of the Annuitant    |
     |         during the Pay-Out Period.         |
     |____________________________________________|


Designation of Beneficiary
The Beneficiary is the person (or persons) you designate as such in your application and is the person to whom benefits will be paid during the Pay-In Period upon your death, or the Annuitant's, if you are an Owner in the form of a trust or a corporation, or any other form than a living person. During the Pay-Out Period, the Beneficiary is the person to whom any remaining benefits will be paid upon the death of the Annuitant. Subject to the terms of any existing assignment or the rights of any irrevocable Beneficiary, you may change the Beneficiary by providing us with written notice. Any change will be effective at the time you signed it. We will not, however, be liable as to any payment or settlement made prior to receiving the written notice.

    _______________________________________________________
   |                                                       |
   | In the first 10 days after you receive your Contract, | | you may return it and receive a refund from which |
   |         surrender charges are not deducted.           |
   |_______________________________________________________|

10-Day Right to Examine Contract
If you are not satisfied with the Contract, you may void it by returning it to us or our agent from which it was purchased within 10 days of receipt, or longer where required by state law. You will then receive a full refund of the Contract's accumulation value, or, the premium paid in certain states, or if your contract was issued as an individual retirement account ("IRA").

Contract Owner's Inquiry
You may make inquiries concerning your Contract by calling us at (800) 319-6902, or writing c/o Annuity Administration, P.O.
Box 40888, Cincinnati, Ohio 45240.

Contract Owner's Reports
Each calendar year quarter you will receive a report at your last known address showing the following information, as of the end of the current report period: accumulation value; cash surrender value; amount of interest credited to the Guaranteed Account; change in value of the Variable Account; premiums paid since the last report; partial cash surrenders; expense charges; and any other information required by law. You will also receive an annual and a semi-annual report for each Portfolio underlying a Subaccount to which you have allocated accumulation value. In addition, when you pay premium payments, or if you transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions. Confirmations of certain automated transactions will be included in the quarterly statement you receive. These include transactions such as applications of automatic premium payments, portfolio rebalancing, dollar cost averaging, and interest sweeps.

Please review your confirmations and quarterly statements carefully. If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

                    FEDERAL TAX MATTERS

Introduction
The following discussion is general and is not intended as tax advice. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We make no representation about the likelihood of continuation of these federal income tax laws or of the current interpretations by the IRS. Moreover, we have made no attempt to consider any applicable state or other tax laws.

The Contract may be used in connection with retirement plans that are qualified for special tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the Contract's accumulation value, on annuity benefit payments, and on the economic benefit to the Contract Owner, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned, on our tax status, and on other factors. Any person concerned about these tax implications should consult a competent tax adviser.

      __________________________________________________
     |                                                  |
     |   Gains inside an annuity contract are usually   |
     | tax-deferred (if the contract owner is a natural |
     | person) until there is a surrender or receipt of |
     |    annuity benefit payments or a death benefit   |
     |   payment. When taxed, those gains are taxed as  |
     |                 ordinary income.                 |
     |__________________________________________________|

Tax Status of Contracts
The following discussion assumes that the Contracts will be treated as annuities under Section 72 of the Code.

We believe that an annuity owner generally is not taxed on increases in the value of an annuity contract until distribution occurs either in the form of a lump sum received by withdrawing all or part of the cash value (i.e., surrenders), as annuity benefit payments under the annuity option elected, or as a death benefit payment. The exception to this rule is the treatment afforded to owners that are not natural persons. Generally, an owner of any deferred annuity contract who is not a natural person must include in income any increase in the excess of the owner's cash value over the owner's investment in the contract during the taxable year. However, there are some exceptions to this exception and you may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity benefit payment or lump-sum payment) is taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the cash value (and in the case of a Qualified Contract, any portion of an interest in the qualified employer plan) generally will be treated as a distribution.

The following discussion applies generally to Contracts owned by natural persons.

In the case of a surrender, amounts received are treated as taxable income to the extent that they exceed the "investment in the contract." The "investment in a contract" generally equals the portion, if any, of any premium paid by or on behalf of an individual under a contract which has been included in the individual's gross income. The "investment in the contract" can be zero, which is common with Qualified Contracts. A special rule may apply to surrenders under Qualified Contracts with respect to the "investment in the contract" as of December 31, 1986. In the case of a partial surrender, amounts received are first treated as taxable income to the extent that the cash value of the contract immediately before the surrender exceeds the "investment in the contract" at that time. The "investment in the contract" is not taxable when withdrawn. For purposes of determining amounts treated as taxable income, all annuity contracts issued by the same company to the same person during any calendar year are treated as a single contract.

The recipient of an annuity benefit payment under the Contract is generally taxed on the portion of that payment that exceeds the investment in the Contract. For variable annuity benefit payments, the taxable portion is determined by a formula which establishes a specific dollar amount of each payment that is not taxed until the investment in the Contract is recovered. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For fixed annuity benefit payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the contract until the investment in the contract is recovered; the remainder of each payment is taxable. Once the investment in the contract is recovered, the entire amount of each payment is taxable.

      __________________________________________________
     |                                                  |
     | A 10% penalty tax may apply to gains distributed |
     |       in a surrender prior to age 59 1/2.        |
     |__________________________________________________|

There may be imposed a penalty tax on surrenders equal to 10% of the amount treated as taxable income. Common exceptions to the penalty tax are for surrenders

o   made on or after age 59 1/2,
o   made as a result of death or disability, or
o received in substantially equal installments as a life annuity.

Other exceptions may apply.

A transfer of ownership of an annuity contract, or designation of an annuitant who is not also the owner, may result in certain tax consequences to the owner that are not discussed herein. If you are contemplating any such transfer or assignment of your Contract, you should contact a competent tax adviser with respect to its potential tax effects.

      ___________________________________________
     |                                           |
     | Federal income tax withholding provisions |
     |    may apply to certain distributions.    |
     |___________________________________________|

Distributions from tax-sheltered annuities, qualified pension or profit sharing plans, and state or local government deferred compensation plans that are eligible for "tax-free rollover" will be subject to an automatic 20% federal income tax withholding unless such amounts are directly rolled over to another eligible retirement plan (which includes individual retirement plans) permitted under the Code. Withholding for federal income taxes on annuity payments or distributions from Nonqualified Contracts is required unless the recipient elects not to have any such amounts withheld and properly notifies us of that election. Failure to provide your taxpayer identification number will automatically subject any payments under the Contract to withholding.

 ______________________________________________________
|                                                      |
|    You should seek legal and tax advice prior to     |
| purchasing the Contract for use in a qualified plan. |
|______________________________________________________|


Qualified Plans
The Contract may be used with several types of qualified plans. The tax rules applicable to participants in qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Purchasers of Contracts for use with any qualified plan should seek competent legal and tax advice regarding the suitability of the Contract.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax-exempt organizations to purchase annuity contracts for their employees, directly or through voluntary salary reductions, are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. In addition, effective January 1, 1989, cash distributions from a Section 403(b) annuity may not begin before the employee attains age 59 1/2, separates from his or her employer's service, dies or becomes disabled, except that cash distributions limited to the amount of premiums may be paid in the event of the employee's hardship. These restrictions apply to distributions attributable to contributions made after December 31, 1988 pursuant to a salary reduction agreement, earnings on those contributions, and earnings on amounts attributable to contributions held as of December 31, 1988 and made pursuant to a salary reduction agreement.

Individual Retirement Annuities. Sections 219, 408 and 408A of the Code permit individuals or their employers to contribute to an individual retirement plan known as an "Individual Retirement Annuity" or "IRA." Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into an Individual Retirement Annuity on a tax-deferred basis.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts to provide benefits under the plans.

H.R. 10 Plans. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish tax-qualified plans for themselves and their employees. These plans are limited by law to maximum permissible contributions, distribution dates, and nonforfeitability of interests. In order to establish such a plan, a plan document, usually in a form approved in advance by the IRS, is adopted and implemented by the employer.

State and Local Government Deferred Compensation Plans.
Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, certain tax-exempt organizations, political subdivisions, agencies, instrumentalities and certain affiliates of such entities which enjoy special treatment. The Contracts can be used with such plans.

      TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS

Section 36.105 of the Texas Education Code permits participants in the Texas Optional Retirement Program ("ORP") to redeem their interest in a variable annuity contract issued under the ORP only upon:

   o termination of employment in the Texas public institutions of higher education,
   o  retirement, or
   o  death.

Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer before the Contract can be surrendered.

      _______________________________________
     |                                       |
     | We pay brokers to sell the Contracts. |
     |_______________________________________|


            DISTRIBUTION OF THE CONTRACTS

Carillon Investments, Inc. ("Carillon Investments," a wholly-owned subsidiary of Union Central whose principal business address is 1876 Waycross Road, Cincinnati, Ohio 45240), is the principal underwriter of the Contracts. Carillon Investments is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. We will pay an amount no more than 5% of premiums received during the first year of the Contract to a registered representative, based on which commission option is selected by the registered representative or his or her broker-dealer. You will find more information about the commission options available to registered representatives in the Statement of Additional Information. When the surrender charges are reduced, the amount paid to registered representatives will be less than 5% of premiums. We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances.
 From time to time, we may pay or permit other promotional incentives, in cash or production credit or other compensation. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise. We may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may vary, will be made by us or Carillon Investments out of our own assets and will not affect the amounts you pay to purchase, hold or surrender your Contract.

Carillon Investments receives fees in the form of 12b-1 fees.
 Class 12b-1 shares of the following funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares. Carillon Investments receives .25% from FTVIPT Templeton Foreign Securities Fund, Class 2, .25% from FTVIPT Templeton Growth Securities Fund, Class 2, .25% from Seligman Communications and Information Portfolio (Class 2), and .19% from Seligman Smaller-Cap Value Portfolio (Class 2). In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between .05% and .25% of subaccount assets for providing various shareholder support and marketing services.


      __________________________________________
     |                                          |
     | You instruct us how to vote Fund shares. |
     |__________________________________________|

                    VOTING RIGHTS

To the extent required by law, we will vote the Portfolio shares held by Carillon Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of Carillon Account. However, if legal requirements should change, and as a result, we determine that we are allowed to vote the Portfolio shares in our own right, we may elect to do so.

The number of votes which a person has the right to instruct will be calculated separately for each Subaccount. During the Pay-in Period, the number of votes for which you have a right to give instructions will be determined by dividing your Contract's accumulation value attributable to a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the Annuitant has the voting interest. The number of votes during the Pay-out Period will be determined by dividing the reserve for that Contract held in a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the votes attributable to a Contract decrease as the reserves underlying the Contract decrease. In determining the number of votes, fractional shares will be recognized. Voting instructions will
be solicited prior to a Fund's shareholder meeting.   We will
vote Fund shares held in Carillon Account as to which we receive no timely instructions in proportion to the voting instructions received. Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

                     FINANCIAL STATEMENTS

Financial statements of Carillon Account and Union Central are included in the SAI which may be obtained without charge by writing us at: P.O. Box 40409, Cincinnati, Ohio 45240-0409 or telephoning us at: 1-800-319-6902.

           APPENDIX A (Accumulation Unit Values)

                       ACCUMULATION UNIT VALUES
            (for a unit outstanding throughout the period)

                                                       Year ended December 31,

                                    2004  2003  2002  2001  2000  1999  1998  1997  1996  1995
AIM VARIABLE INSURANCE FUNDS

BALANCED SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

BASIC VALUE SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

CAPITAL APPRECIATION SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

ALGER AMERICAN FUND

LEVERAGED ALLCAP SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

MIDCAP GROWTH SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.

INCOME & GROWTH SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

INTERNATIONAL SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

VALUE SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST

TEMPLETON FOREIGN SECURITIES
SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period



                                  ACCUMULATION UNIT VALUES
                      (for a unit outstanding throughout the period)

                                                      Year ended December 31,

                                  2004  2003  2002  2001  2000  1999  1998  1997  1996  1995
GROWTH SECURITIES SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

MFS VARIABLE INSURANCE TRUST

HIGH INCOME SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

NEW DISCOVERY SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

TOTAL RETURN SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

OPPENHEIMER VARIABLE ACCOUNT
 FUND

CAPITAL APPRECIATION
SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

GLOBAL SECURITIES SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

MAIN STREET SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

SCUDDER VARIABLE SERIES I

CAPITAL GROWTH SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

MONEY MARKET SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

SELIGMAN PORTFOLIOS, INC.

COMMUNICATIONS & INFORMATION
 SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

SMALLER-CAP VALUE SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period


                                  ACCUMULATION UNIT VALUES
                      (for a unit outstanding throughout the period)

                                                      Year ended December 31,

                                  2004  2003  2002  2001  2000  1999  1998  1997  1996  1995
SUMMIT MUTUAL FUNDS, INC.

BALANCED INDEX SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

BOND SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

EAFE INTERNATIONAL INDEX
SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

LEHMAN AGGREGATE BOND INDEX
SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

NASDAQ-100 INDEX SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

RUSSELL 2000 SMALL CAP
INDEX SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

S&P MIDCAP 400 INDEX SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

S&P 500 INDEX SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

ZENITH SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

UNIVERSAL INSTITUTIONAL
FUNDS, INC.

CORE PLUS FIXED INCOME
SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period

U.S. REAL ESTATE SUBACCOUNT
Accumulation unit value
Number of accumulation
 units outstanding,
 end of period


           APPENDIX B--IRA DISCLOSURE STATEMENT

Part I of this statement is designed to help you understand the requirements, as they exist for tax years beginning on and after January 1, 2004, of federal tax law which apply to your traditional Individual Retirement Annuity (traditional IRA), your Simplified Employee Pension IRA (SEP-IRA for employer contributions), or to one purchased by your spouse (see Spousal IRAs below). Part II describes the requirements for your SIMPLE-IRA, and Part III describes the requirements for your Roth IRA. You can obtain more information regarding your IRA either from your sales representative or from any district office of the IRS, or by obtaining Publication 590 from IRS by calling 1-800-829-FORM or going to the following internet address: www.irs.gov.

Seven-day Review Period

Under federal law, you have seven days after you sign your application to review this statement and the prospectus without obligation. You may have a longer period under state law. If you notify us or your sales representative either orally or in writing within the applicable period that you want to revoke your application, your entire purchase payment will be refunded to you. Our address and telephone number are as follows:

     The Union Central Life Insurance Company
     1876 Waycross Road
     Cincinnati, Ohio 45240
     Telephone: (513) 595-2728 - 8:15 a.m.- 4:30 p.m.
                                 (Eastern Time Zone)

Part I.  Traditional IRA and SEP-IRA

Eligibility Requirements

If neither you, nor your spouse, is an active participant (see
A. below) you may make a contribution of up to the lesser of $3,000 or 100% of compensation and take a deduction for the entire amount contributed. (Combined contributions to a traditional IRA and Roth IRA may not exceed $3,000 for the taxable year.) However, a catchup contribution is allowed for you if you have attained age 50. If you qualify for the catchup contribution, your maximum contribution limit is increased $500 to $3,500 for the calendar year 2004. If you or your spouse are an active participant but have a combined adjusted gross income (AGI) below a certain level (see B. below), you may make a fully deductible contribution. If, however, you or your spouse are an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA is scaled down and eventually eliminated.

A. Active Participant
You are an "active participant" for a year if you are covered by a retirement plan during any part of that year. Generally, you are covered by a "retirement plan" for a year if your employer or union has a retirement plan under which money is added to your account or you are eligible to earn retirement credits. For example, if you are covered under a profit-sharing plan, certain government plans, a tax-sheltered annuity arrangement, a 401(k) plan, a simplified employee pension plan (SEP), a SIMPLE plan, or a pension plan which promises you a retirement benefit which is based upon the number of years of service you have with the employer, you are likely to be an active participant in a retirement plan.
(This includes Keogh/H.R. 10 plans.) Your Form W-2 for the year should indicate your participation status.

You may be an active participant even if you are not yet vested in your retirement benefit. Also, if you make required contributions or voluntary employee contributions to a retirement plan, you are an active participant. In certain plans you may be an active participant even if you were only with the employer for part of the year.

You are not considered an active participant if you are covered in a plan only because of your service as

o an Armed Forces Reservist, for less than 90 days of active service; or
o a volunteer firefighter covered for firefighting service by a government plan, which will not provide more than $1,800 per year at age 65.

Of course, if you are covered in any other plan, these exceptions do not apply.

If your spouse is an active participant, by employing similar rules as above to his or her situation, but you are not, deductibility for your traditional IRA will be phased out as described below, unless you file separately and do not live together at any time during the tax year.

B. Adjusted Gross Income (AGI)
If you are an active participant, you must look at your Adjusted Gross Income for the year (if you and your spouse file a joint tax return you use your combined AGI) to determine whether you can make a deductible IRA contribution.
 Your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the "Threshold Level," you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

If you are single, your Threshold Level is $45,000 for taxable years beginning in 2004. The Threshold Level if you are married and file a joint tax return is $65,000 for taxable years beginning in 2004, and if you are married but file a separate tax return, the Threshold Level is $0. If you are married but file separately and you live apart from your spouse for the entire year, the IRS will treat you as not being married for purposes of active participant status and the Threshold Level. Thus, your Threshold Level is $45,000 for 2004. The Threshold Level is established for future years as follows:

                        Joint Returns

                                         The applicable
For taxable years beginning in :         Threshold Level
------------------------------           ---------------
              2004                         $65,000
              2005                         $70,000
              2006                         $75,000
              2007 and thereafter          $80,000
                       "Single" Returns

                                         The applicable
For taxable years beginning in:          Threshold Level
------------------------------           ---------------
              2004                         $45,000
              2005 and thereafter          $50,000

If your AGI is less than $10,000 above your Threshold Level, you will still be able to make a deductible contribution but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level (AGI--Threshold Level) is called your Excess AGI. The Maximum Allowable Deduction is $3,000 (or $3,500 if you have attained age 50).

You can estimate your Deduction Limit as follows:


[($10,000 minus Excess AGI) divided by $10,000] times Maximum
Allowable Deduction equals Deduction Limit


You must round down the result to the next lowest $10 level (the next lower number which ends in zero). For example, if the result is $1,524, you must round it down to $1,520. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot, in any event, exceed 100% of your compensation.

If you and your spouse file a joint tax return, and only one of you is an active participant, the applicable Threshold Level for the one who is not an active participant is $150,000 and the denominator of the fraction given above remains at $10,000.

Deductible Contributions

If you satisfy the eligibility requirements described above, contributions to your IRA will be deductible up to the deduction limit whether or not you itemize deductions on your federal income tax return. IRA or SEP-IRA contributions must be made by no later than the time you are required to file your income tax return for such year (i.e., April 15 if you are a calendar-year taxpayer) not including extensions.

Under a SEP-IRA agreement, the maximum annual contribution which your employer may make to a SEP-IRA contract is 25% of your compensation, but not more than $41,000 in 2004 (adjusted for inflation). Under certain circumstances an employee may elect to have the employer make salary-reduction contributions to a SEP. For 2004, the maximum elective deferral is $13,000.
 However, a catchup contribution is allowed for individuals who have attained age 50. The maximum contribution limit is increased $3,000 to $16,000 for calendar year 2004. Employer contributions to a SEP-IRA are excludable from your gross income rather than being deductible.

If you or your employer should contribute more than the maximum contribution amount of your IRA or SEP-IRA, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP-IRA before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, an excise tax will be imposed on the excess for the tax year of contribution. The excise tax is equal to 6% of the excess contributions.

Once the excise tax has been imposed, an additional excise tax for the following tax year can be avoided if the excess is:

o  withdrawn before the end of the following year, or
o  treated as a current contribution for the following year.

No deductible contribution to your traditional IRA nor employee salary-reduction contribution to your SEP-IRA may be made by you during or after the tax year in which you attain age 70 1/2.

Nondeductible Contributions

Even if you are above the Threshold Level and thus may not make a deductible contribution, you may still contribute up to the lesser of 100% of compensation or $3,000 (or $3,500 if you have attained age 50) to a traditional IRA. The amount of your contribution which is not deductible will be a nondeductible contribution to the IRA. You may also choose to make a contribution nondeductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until taken out of your IRA and distributed to you.

If you make a nondeductible contribution to an IRA you must report the amount of the nondeductible contribution to the IRS by including Form 8606 as a part of your tax return for the year. There is a $50 penalty for failure to file Form 8606, titled "Nondeductible IRA and Coverdell ESAs."

You may make a $3,000 contribution at any time during the year, if your compensation for the year will be at least $3,000, (or $3,500 if you have attained age 50) without having to know how much will be deductible. When you fill out your tax return you may then figure out how much is deductible.

You may withdraw an IRA contribution made for a year any time before April 15 of the following year. If you do so, you must also withdraw the earnings attributable to that portion and report the earnings as income for the year for which the contribution was made. If some portion of your contribution is not deductible, you may decide either to withdraw the nondeductible amount, or to leave it in the IRA and designate that portion as a nondeductible contribution on your tax return.

No non-deductible contribution to your traditional IRA may be made by you during or after the tax year in which you attain age 70 1/2.


Spousal IRAs

Your spouse may make a contribution to a spousal IRA if he or she files a joint tax return with you and his or her gross income (if any) for the taxable year is less than yours. The maximum amount allowable as a contribution to the spousal IRA is limited to the lesser of (a) $3,000, and (b) the total of both spouses' gross income reduced by the amount, if any, contributed for your own IRA and your own Roth IRA. This means that the total contributions that can be made to your and your spouse's IRAs can be as much as $6,000 for the taxable year. However, a catchup contribution is allowed for your spouse if your spouse has attained age 50. If your spouse qualifies for the catchup contribution, your spouse's maximum contribution is increased $500 to $3,500 for calendar year 2004. Thus, the maximum contribution that can be made for you and your spouse's IRAs if you both have attained age 50 is $7,000 for the taxable year 2004.

The amount which your spouse may deduct for a spousal IRA is limited by application of the rules for active participation as described in "Eligibility Requirements," above.

You may not make a contribution to your traditional IRA for any tax year during which and after you attain age 70 1/2. Your spouse, however, may make contributions to his or her spousal IRA until the tax year in which he or she reaches age 70 1/2 if the other conditions mentioned in the previous paragraphs are met.

Rollover Contributions

Once every year, you are permitted to withdraw any portion of the value of your traditional IRA or SEP-IRA and reinvest it in another traditional IRA, a qualified plan, a Section 403(a) annuity, an eligible Section 457 governmental plan (provided it agrees to separately account for funds received from an eligible retirement plan) and another Section 403(b) annuity
(TSA). Also, certain withdrawals made from such plans may be contributed to your traditional IRA. This transfer of funds from one traditional IRA to another eligible retirement plan is called a "rollover". To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in a traditional IRA or other eligible plan within 60 days after the date it is received. You will not be allowed a tax deduction for the amount of any rollover contribution. A direct transfer of funds from one IRA to another IRA or other eligible plan also is permitted. Such direct transfers are not limited to one per year.

A similar type of rollover can be made with the proceeds of a qualified distribution from a qualified retirement plan (including TSA and HR-10 plans). Distributions from tax-sheltered annuities or qualified pension or profit sharing plans that are eligible for "tax-free rollover" will be subject to an automatic 20% federal income tax withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement permitted under the Internal Revenue Code. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later rollover such a contribution to another qualified retirement plan as long as you have not mixed it with IRA or SEP-IRA contributions.

Premature Distributions

At no time can interest in your IRA or SEP-IRA be forfeited. To insure that your contributions will be used for your retirement, the federal tax law does not permit you to use your IRA or SEP-IRA as a security for a loan or borrow on your IRA or SEP-IRA. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP-IRA to anyone.
 Use of an IRA or SEP-IRA as security or assignment of it to another will invalidate the entire annuity. The portion attributable to your deductible contributions and all earnings will be includible in your income in the year it is invalidated and will be subject to a 10% penalty if you are not at least age 59 1/2 or totally disabled, or if you do not meet certain other limited exceptions. (You may, however, assign your IRA or SEP-IRA without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may surrender any portion of the value of your IRA or SEP-IRA. In the case of a surrender which does not qualify as a rollover, the amount withdrawn which is attributable to your deductible contributions and all earnings will be includible in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled, or if you do not meet certain other limited exceptions described in the following sentences. The 10% penalty does not apply to:

   o an amount equal to unreimbursed medical expenses in excess of 7.5% of your Adjusted Gross Income (AGI), or
   o amounts withdrawn to pay for medical insurance for you and your spouse and dependents if you have separated from employment and received unemployment compensation for at least 12 consecutive weeks, and the withdrawal is made in the year unemployment compensation is received or in the following year, or
   o  surrenders for "qualified higher education expenses," or
   o a withdrawal up to $10,000 which is a "qualified first-time home distribution."

Qualified higher education expenses include tuition, as well as room and board, fees, books, supplies and equipment required for enrollment or attendance at a post-secondary education institution. Such qualified higher education expenses may be incurred by you or your spouse, or any child or grandchild of you or your spouse. A qualified first-time home distribution is one which is used within 120 days to rebuild, build or buy your principal residence or the principal residence of your spouse, child, grandchild or ancestor in a situation in which you or your spouse did not have any ownership interest in a principal residence in the two years ending on the date of acquisition of the residence at issue.

There is no 10% penalty if the IRA distributions are in substantially equal amounts (at least annually) over your life or life expectancy, or the joint lives or life expectancies of you and your beneficiary, and there is no 10% penalty for payments due to your death.

The 10% penalty tax does not apply to the distribution of excess contributions if you receive such distribution on or before the due date (including extensions of time) for filing your tax return, you did not deduct such excess contribution, and you also received the net income attributable to such excess contribution. However, the net income must be reported and may be subject to the 10% penalty tax. Unless you are 59 1/2, totally disabled, or meet the limited exceptions mentioned in the previous paragraphs, a 10% penalty tax will be imposed on the part of an excess contribution greater than the maximum contribution limit which is withdrawn after your tax filing date.

Because nondeductible IRA contributions are made using income which has already been taxed (that is, they are not deductible contributions), the portion of the IRA distributions consisting of nondeductible contributions will not be taxed again when received by you. If you make any nondeductible IRA contributions, each distribution from your IRAs will consist of a nontaxable portion (return of nondeductible contributions) and a taxable portion (return of deductible contributions, if any, and account earnings).

The following formula is used to determine the nontaxable portion of your distributions for a taxable year:


[Nondeductible Contributions Balance divided by (Year-end total of traditional IRA account balances plus distribution amount plus outstanding rollovers)] times Total Distributions (for the year) equals Nontaxable Distribution (for the year)


To compute the year-end total of traditional IRA account balances you treat all of your traditional IRAs as a single IRA. This includes all traditional IRAs, as well as SEP-IRAs, and Rollover IRAs. You also add back the distributions taken during the year.

Distributions

A. Inadequate or Underdistributions-50% Tax
Your IRA or SEP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either receive a lump-sum distribution of your IRA or start to receive distribution payments by the April 1 of the calendar year following the calendar year in which you attain age 70 1/2. If you elect other than a lump-sum distribution, the distribution must begin not later than the commencement date previously stated, and for each succeeding year a distribution must be made on or before December 31. If the payments are not sufficient to meet the requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

B. Distribution Forms
By the required beginning date, you may elect to have the balance in the account disbursed in one of the following forms:
o  a single sum payment;
o  equal or substantially equal payments over your life;
o equal or substantially equal payments over the lives of you and your designated beneficiary;
o equal or substantially equal payments over a specified period that may not be longer than your life expectancy; or
o equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of you and your designated beneficiary.

C. Death Benefits
If you die before your entire interest is distributed, the entire remaining interest will be disbursed as follows:

o If you die on or after disbursements have begun under B., the entire remaining interest must be disbursed at least as rapidly as elected under B.

o If you die before disbursements have begun under B., the entire remaining interest must be disbursed as elected by you or, if you have not so elected, as elected by the beneficiary or beneficiaries, as follows:

   o by December 31st of the year containing the fifth anniversary of your death; or

   o in equal or substantially equal payments over a period no longer than the life or life expectancy of the designated beneficiary or beneficiaries starting by December 31st of the year following the year of your death. If, however, the beneficiary is your surviving spouse, then this disbursement is not required to begin before December 31st of the year in which you would have turned 70 1/2.

The life expectancies described above will be calculated as of December 31 of the year following your death and will be reduced by one for each subsequent year for non-spouse beneficiaries. The life expectancy of a spouse beneficiary will be recalculated each subsequent year until the spouse's death. For each year after the year of the spouse's death, the spouse's remaining life expectancy will be reduced by one. If your spouse is your sole designated beneficiary on your death, such spouse may elect to be treated as you, the person originally establishing this IRA, or delay distributions until you would have reached age 70 1/2.

Prototype Status

The IRS reviewed the format of your IRA, and issued an opinion letter to us on May 19, 1986, stating that your IRA qualifies as a prototype IRA.

Reporting to the IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions, or 50% for distribution underpayments), you must file Form 5329 with the IRS. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

IRS regulations require us to report certain information to you with respect to the amount required to be distributed from your IRA for each calendar year after you attain age 70 1/2. (This reporting is not required with respect to IRAs of deceased owners. Also, this reporting is not required for Roth IRAs because there are no lifetime minimum distributions required for Roth IRAs.)

In compliance with the regulations, we will furnish you with a statement of the amount of the required minimum distribution and the date by which such amount must be distributed. As an alternative, we may provide you with a statement that 1) informs you that a minimum distribution is required for the calendar year and the date by which such amount must be distributed and 2) includes an offer to furnish you, upon request, with a calculation of the amount of the required minimum distribution with respect to your IRA for that calendar year. Beginning with required minimum distributions for calendar year 2004, when we report this information to you we will also be required to report similar information to the IRS.

Part II.  SIMPLE-IRA
A SIMPLE-IRA is one that is issued in conjunction with your employer's "savings incentive match plan for employees" (SIMPLE-IRA plan) which meets the requirements of Section 408
(p) of the Internal Revenue Code (Code). You should consult with your employer concerning the actual provisions of the SIMPLE-IRA plan pertaining to participation requirements, the amount of employee and employer contributions and other SIMPLE-IRA plan provisions. The following discussion concerns your SIMPLE-IRA in place of the discussion concerning a traditional IRA or SEP-IRA in Part I, above or the discussion in Part III of Roth IRA, unless otherwise noted.

Contributions

Your SIMPLE-IRA will accept only a cash contribution made by an employer on your behalf under a SIMPLE-IRA plan that meets the requirements of Section 408(p) of the Code, and a rollover contribution or a transfer of assets from another SIMPLE-IRA of yours. No other contributions will be accepted.

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

Rollovers and Transfers

Prior to the expiration of the two-year period beginning on the date you first participated in any SIMPLE-IRA plan maintained by your employer, any rollover or transfer by you of funds from this SIMPLE-IRA must be made to another SIMPLE-IRA of yours. Any distribution of funds to you during this two-year period may be subject to a 25% additional tax as a premature distribution if you do not roll over the amount distributed into a SIMPLE-IRA. After the expiration of this two-year period, you may roll over or transfer funds to any of your IRAs that are qualified under Section 408(a), (b) or (p) of the Code.

Premature Distributions, Distributions and Reporting to the
IRS

Rules similar to those pertaining to SEP-IRAs as discussed in
Part I, above, in relation to premature distributions and distributions generally apply to your SIMPLE-IRA. See the section entitled "Reporting to the IRS" in Part I for an appropriate discussion of those requirements.

Prototype Status

The IRS reviewed the format of your SIMPLE-IRA and issued an opinion letter to us on September 26, 1997, stating that your Contract qualifies as a prototype SIMPLE-IRA.

Part III.  Roth IRA

A Roth IRA must meet the requirements of Section 408A of the Code. The following discussion concerns your Roth IRA in place of the discussion concerning a traditional IRA or SEP-IRA in Part I, or the discussion of the SIMPLE-IRA in Part II, above, unless otherwise noted.

Contributions

If your Roth IRA is not designated as a Roth Conversion IRA, then, except in the case of a rollover contribution described in Section 408A(e) of the Code, it will accept only cash contributions and only up to a maximum amount of $3,000 for your 2004 tax year. (The aggregate amount of contributions for all of your Roth IRAs and traditional IRAs may not exceed $3,000.) If this Roth IRA is designated as a Roth Conversion IRA, no contributions other than IRA Conversion Contributions made during the same tax year will be accepted. Contributions may be made even after you attain age 70 1/2.

However, a catchup contribution is allowed for you if you have attained age 50. If you qualify for the catchup contribution, your maximum contribution limit is increased $500 to $3,500 for the calendar year 2004.

A Roth Conversion IRA is a Roth IRA that accepts only IRA
Conversion Contributions made during the same tax year.

IRA Conversion Contributions are amounts rolled over, transferred, or considered transferred from a non-Roth IRA to a Roth IRA. A non-Roth IRA is an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code, other than a Roth IRA.

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

Limitations on Contributions

The $3,000 (or $3,500 if you have attained age 50) limit described in the previous section is gradually reduced to $0 between certain levels of Adjusted Gross Income ("AGI"). If you are single, the limit on annual contributions is phased out between AGI of $95,000 and $110,000; if you are married and file jointly, between AGI of $150,000 and $160,000; and if you are married and file separately, between $0 and $10,000. You may not make an IRA Conversion Contribution during a tax year if your AGI for that year exceeds $100,000 or if you are married and file a separate return for that tax year. Roth IRA contributions must be made no later than the time you file your income tax return for that year (i.e., April 15, if you are a calendar year taxpayer) with no extensions.

If you should contribute more than the maximum contribution amount to your Roth IRA, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your Roth IRA before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution. (See Reporting to the IRS in Part I, above.).

Tax Treatment of Contributions

No federal tax deduction is allowed for your contributions to a Roth IRA.

Required Distribution on Benefits (Required Only Upon Your
Death)

(The term "designated beneficiary" means any individual designated as beneficiary by you.)

A. If you die before your entire interest is distributed and your surviving spouse is not your sole designated beneficiary, the entire remaining interest will at your election, or if you have not so elected, at the election of the designated beneficiary, either:

    (1) be distributed by December 31 of the year containing the fifth anniversary of your death; or
    (2) be distributed over the life expectancy of the designated beneficiary starting no later than December 31 of the year following your death.
        If distributions do not begin by the date described above, distribution method (1) will apply.

B. In the case of distribution method (A)(2) above, to determine the minimum annual payment for each year, divide your entire interest as of the close of business on December 31 of the preceding year, by the life expectancy of the designated beneficiary, using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence, and subtract one for each subsequent year.

C. If your spouse is your sole designated beneficiary on your death, such spouse may elect to be treated as you, the person originally establishing this Roth IRA, or delay distributions until you would have reached age
    70 1/2.

Taxation of Distributions

A distribution from your Roth IRA is not includible in income if it is a "qualified distribution." A "qualified distribution" is one that is made after the first five years beginning with the first tax year in which you made a contribution to your Roth IRA, and which is made when you are at least age 59 1/2 or totally disabled or to your beneficiary or your estate upon your death or due to a qualified first-time home distribution. (See the discussion under the Premature Distributions section of Part I, above, concerning what a qualified first-time home distribution is.)

If a distribution from your Roth IRA is not a qualified distribution as described in the previous paragraph, it will be includible in your income to the extent that it is not treated as made from a contribution. This is determined by adding your current distribution to the total amount of all previous distributions and comparing this total with the amount of your contributions to your Roth IRA.

If, within the 5 year period starting with the year of a Conversion Contribution, any part of a withdrawal from this Roth IRA is from the taxable part of an amount converted, the 10% tax on premature distributions applies, unless one of the exceptions applies.

For purposes of determining the correct tax treatment of withdrawals (other than the withdrawal of excess contributions and the earnings on them), the following rule sets forth the order of withdrawal:

     1. Regular contributions;
     2. Conversion Contributions, on a first-in-first-out basis, and then taken account of as the taxable portion first and then the nontaxable portion;
     3. Earnings on contributions.

As with a Traditional IRA, you may not use your Roth IRA as a security for a loan or borrow on your Roth IRA.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA, for example, going from a Roth IRA to a traditional IRA. This is called recharacterizing the contribution.

To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. The contribution will not be treated as having been made to the second IRA unless the transfer includes any net earnings allocable to the contribution. After the transfer has taken place, you cannot change your election to recharacterize.

You must report the recharacterization, and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made. No deduction is allowed for the contribution to the first IRA and any net earnings transferred with the recharacterized contribution are treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent that any deduction was allowed with respect to the contribution to the first IRA.

Prototype Status

Your Roth IRA is deemed to meet the statutory requirement for a Roth IRA pursuant to IRS guidelines.

                    APPENDIX C - DISCLAIMERS

The Russell 2000 Index is a trademark/service mark of the Frank Russell Company. Russell is a trademark of the Frank Russell Company. Summit Fund and the Russell 2000 Small Cap Index Portfolio are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company. Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise. Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index. Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based. Frank Russell Company makes no representation, warranty, or guarantee as to the accuracy, completeness, reliability, or otherwise of the index or data included in the index. Frank Russell Company makes no representation or warranty regarding the use, or the results of use, of the index or any data included therein, or any security (or combination thereof) comprising the index. Frank Russell Company makes no other express or implied warranty, and expressly disclaims any warranty of any kind, including, without means of limitation, any warranty of merchantability or fitness for a particular purpose with respect to the index or any data or any security (or combination thereof) included therein.

"Standard & Poor's(R)", "S&P(R), "S&P 500(R)", "Standard & Poor's 500(R)", "500," "S&P MidCap 400 Index," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Fund.
 The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's. See further discussion in the Summit Fund prospectus.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc.(including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to The Union Central Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

This fund is not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the EAFE index which is determined, composed and calculated by MSCI without regard to the issuer of this fund. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

Although MSCI shall obtain information for inclusion in or for use in the calculation of the indexes from sources which MSCI considers reliable, neither MSCI nor any other party guarantees the accuracy and/or the completeness of the indexes or any data included therein. Neither MSCI nor any other party makes any warranty, express or implied, as to results to be obtained by licensee, licensee's customers and counterparties, owners of the funds, or any other person or entity from the use of the indexes or any data included therein in connection with the rights licensed hereunder or for any other use. Neither MSCI nor any other party makes any express or implied warranties, and MSCI hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indexes or any data included therein. Without limiting any of the foregoing, in no event shall MSCI or any other party have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

                            PART B


                   INFORMATION REQUIRED IN A
              STATEMENT OF ADDITIONAL INFORMATION

                        CARILLON ACCOUNT

                               of

            THE UNION CENTRAL LIFE INSURANCE COMPANY

   1876 Waycross Road * Cincinnati, Ohio 45240 * 513-595-2600


              STATEMENT OF ADDITIONAL INFORMATION


                             [DATE}

     This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. Accordingly, this Statement should be read in conjunction with Carillon Account's Advantage VA III current Prospectus, dated [DATE}, which may be obtained by calling The Union Central Life Insurance Company ("Union Central") at (513) 595-2600, or writing to 1876 Waycross Road, Cincinnati, Ohio 45240.


                          --------------


                        TABLE OF CONTENTS


                                                       Page

Distribution of Contracts . . . . . . . . . . . . . . . B-2
Determination of Annuity Payments . . . . . . . . . . . B-2
Federal Tax Matters . . . . . . . . . . . . . . . . . . B-3
Miscellaneous Contract Provisions . . . . . . . . . . . B-4
Custody of CA's Assets. . . . . . . . . . . . . . . . . B-6
Experts . . . . . . . . . . . . . . . . . . . . . . . . B-6
Financial Statements of CA
 and of Union Central . . . . . . . . . . . .(following B-6)


VA III                    1 of 6

DISTRIBUTION OF CONTRACTS

     Contracts are offered on a continuous basis through life insurance agents of Union Central who are also registered representatives of Carillon Investments, Inc., or another broker-dealer member of the National Association of Securities Dealers, Inc. Subject to the rules of their broker-dealers, the registered representatives who sell the contracts have compensation options as follows:


Compensation   First Year       Trail
Option        Compensation   Compensation
Option I       3.0%          1% after contract year one
Option II      1.15%         1.15% after contract year one
Option III     5.0%          0.25% during contract years two and three
                             0.50% during contract year four
                             1.0% after contract year four

     As principal underwriter of the Contracts, the following distribution fees were paid to Carillon Investments, Inc., by Union Central:

               Year          Amount
               2004          $xxxxx
               2003            n/a
               2002            n/a

DETERMINATION OF ANNUITY PAYMENTS

     The amount of the first Variable Annuity payment is calculated by applying the Accumulation Value (less any premium tax charge deducted at this time), measured as of a date not more than 10 business days prior to the Maturity
Date, to the Annuity Tables in the Contract. This is done separately for each amount to be used to provide an annuity reserved for in a different Subaccount.

     The first Variable Annuity payment is divided by the appropriate Annuity Unit value (as of the same date that the amount of the first payment was determined) to determine the number of Annuity Units upon which later annuity payments will be based. This number of Annuity Units will not change. Variable Annuity payments after the first will be equal to the number of Annuity Units determined in this manner times the Annuity Unit value for each respective Subaccount calculated on a uniform basis not more than 10 business days before each annuity payment is due.

     Annuity Unit Value - The value of an Annuity Unit in each
Subaccount was initially set at $10. Annuity Units of each Subaccount are valued separately and will vary with the investment experience of the particular Subaccount.


VA III                       2 of 6

     The value of the Annuity Unit for each Subaccount at the end of any valuation period is calculated by: (a) multiplying the prior Annuity Unit value by the Subaccount's Net Investment Factor for the period; and then (b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the dollar amount of the first Variable Annuity payment. In this manner, the Annuity Unit values will most likely change (except when the investment performance exactly equals the assumed interest rate) for each annuity payment (although the number of Annuity Units will remain fixed) and therefore the amount of the Variable Annuity payments will most likely vary.

     For administrative purposes, we may assign a Contract owner who elects a fixed annuity option for his or her Contract to our immediate fixed annuity contract. If we do so, the owner will receive a guaranteed interest rate no lower than the rate provided by his or her Contract.

                  FEDERAL TAX MATTERS

Taxation of Union Central

     Union Central is taxed as a life insurance company under
Part I of Subchapter L of the Internal Revenue Code ("Code"). Since Carillon Account is not an entity separate from Union
Central, and its operations form a part of Union Central, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of Carillon Account are reinvested and taken into account in determining the Accumulation and Annuity Unit values. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract. Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a Contract issued in connection with Carillon Account. Accordingly, Union Central does not anticipate that it will incur any federal income tax liability attributable to Carillon Account, and therefore Union Central does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Union Central being taxed on income or gains attributable to Carillon Account or certain types of Contracts, then Union Central may impose a charge against Carillon Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contracts

     Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the Contract must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as an annuity contract under Section 72 of the Code. Carillon Account, through each Portfolio of the Funds, intends to comply with the diversification requirements prescribed in regulations, which affect how the assets in each Portfolio of the Funds in which Carillon Account invests may be invested. Union Central does not have control over the Funds or their


VA III                      3 of 6
investments. However, Union Central believes that each Portfolio in which Carillon Account owns shares will meet the diversification requirements and that therefore the Contracts will be treated as annuities under the Code.

     The Treasury has stated that regulations on diversification requirements do not provide guidance concerning the extent to which contract holders may direct their investments to the Portfolios of the Funds. Regulations in this regard may be issued in the future. It is possible that when regulations are issued the Funds may not be in compliance with such regulations. Although Union Central can provide no assurances that any such regulations will not adversely affect the tax treatment of existing Contracts in all events, based upon a private letter ruling Union Central has received on the Contracts, Union Central believes that any such regulations would be applied only on a prospective basis.
 For these reasons, Union Central reserves the right to modify the Contract as necessary to prevent the contract holder from being considered the owner of the assets of the Funds or otherwise to qualify the contract for favorable tax treatment.

     In addition, Nonqualified Contracts will not be treated as annuity contracts for purposes of Section 72 unless such contracts provide: (a) that if the contract holder dies on or after the annuity starting date but prior to the time before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution in effect at the time of the contract holder's death; and (b) if the contract holder dies prior to the annuity starting date, the entire interest must be distributed within five years after the death of the contract holder. These requirements should be considered satisfied if any portion of the contract holder's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such designated beneficiary (or over a period that does not extend beyond the life expectancy of the designated beneficiary) and such distributions begin within one year of the contract holder's death. (A contract holder's designated beneficiary is the person to whom ownership of the Contract passes by reason of death and must be a natural person.) However, if the contract holder's designated beneficiary is the surviving spouse of the contract holder, the contract may be continued in the name of the spouse as the contract holder. Union Central believes that the Contracts described in this Prospectus meet these requirements. However, no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to assure that they comply with the Code requirements. Other rules may apply to Qualified Contracts.

     For a discussion of the tax treatment of the contracts as annuities under Section 72, see "Tax Status of the Contracts" in the Prospectus.

              MISCELLANEOUS CONTRACT PROVISIONS

Delay of Payments

     Union Central will pay all amounts due from the Variable
Account under the Contract within seven days, unless:

VA III                      4 of 6

     (1) The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

     (2) An emergency exists as defined by the Securities and Exchange Commission;

     (3) Federal regulators require us to block a Contract under federal regulations related to anti-money laundering, anti-terrorism or homeland security efforts; or

     (4) The Securities and Exchange Commission permits delay for the protection of the security holders.

Participating

     The Contract is issued on a participating basis, and as such is eligible to share in Union Central's profits and surplus to the extent determined by Union Central's Board of Directors in its sole discretion. Union Central anticipates that such participation, if at all, will be small in amount and will occur only in later years of the Contract.

Misstatement and Proof of Age, Sex or Survival

     Proof of age, sex, or survival of the Annuitant and any contingent Annuitant may be required prior to making annuity payments under any Annuity Option which depends on the continuation of life. If any age or sex has been misstated, Union Central will pay the amounts which would have been provided at the correct age and sex. After the annuity payments begin, Union Central will make up any underpayments in a lump sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the overpayment is made up.

Settlements

     Union Central may require the return of the Contract prior to any settlement. Due proof of the Annuitant's death must be received prior to settlement of a death claim.

Assignments

     The Contract Owner may assign the Contract prior to the Maturity Date and during the Annuitant's lifetime, subject to the rights of any irrevocable Beneficiary, although the ability to assign certain Qualified Contracts may be restricted. An assignment will not be binding until received in writing by Union Central, and Union Central will not be responsible for the validity of an assignment. An assignment or pledge of the Contract may result in income tax liability to the owner.

     No Beneficiary may assign benefits under the Contract until they are due, and to the extent permitted by law,

VA III                        5 of 6
payments are not subject to the debts of any Beneficiary or to any judicial process for payment of the Beneficiary's debts.

Modification

     Union Central may not modify the Contract without the consent of the Contract Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the Contract comply with any changes in the Internal Revenue Code or as required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

CUSTODY OF CARILLON ACCOUNT'S ASSETS

     Title to the assets of the Carillon Account is held by Union Central. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

EXPERTS

     The financial statements of the Carillon Account at December 31, 2004 and 2003 and for the periods then ended, and of The Union Central Life Insurance Company at December 31, 2004 and 2003 and for the years then ended, appearing in this Statement of Additional Information and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



VA III                       6 of 6

                   Carillon Account
                 Financial Statements
            Period Ended December 31, 2004



                (to be filed by amendment)

              Consolidated Financial Statements

                    The Union Central Life
              Insurance Company and Subsidiaries

             Years ended December 31, 2004 and 2003



                (to be filed by amendment)

                              PART C


                        OTHER INFORMATION

                     CARILLON ACCOUNT

               PART C - OTHER INFORMATION


Item 24. Financial Statements and Exhibits

(a) Financial Statements

    (1) The Financial Statements of the Registrant,
        Carillon Account, to be filed as part of a subsequent 485(b) filing prior to May 1, 2005.
    (2) The Financial Statements of the Depositor, The
        Union Central Life Insurance Company, to be filed as part of a subsequent 485(b) filing prior to May 1, 2005.
    (3) The Schedule of Investments in securities of unaffiliated issuers is included in the Carillon
        Account Financials and Notes to be filed as part of a subsequent 485(b) filing prior to May 1, 2005.


(b) Exhibits
    (1) Resolution of the Board of Directors of The Union
        Central Life Insurance Company authorizing
        establishment of CA - previously filed (initial
        filing on July 11, 1984)
    (2) Proposed form of Custodianship Agreement -
        previously filed (initial filing on July 11, 1984)
    (3) Principal Underwriting Agreement - (previously
        filed October 13, 2004 )
    (4) Specimen Contract - (previously filed August 13,
        2004)
    (5) Specimen Application - (previously filed August 13,
        2004)
    (6) (a) Certificate of Incorporation of The Union
            Central Life Insurance Company - previously filed (initial filing on July 11, 1984)
        (b) Code of Regulations of The Union Central Life
            Insurance Company - previously filed (initial filing on July 11, 1984)
    (7) Not Applicable
    (8) None
    (9) Opinion of Theresa M. Brunsman, Esq., The Union
        Central Life Insurance Company - (previously filed
        August 13, 2004)
   (10) Consent of Ernst & Young LLP - to be filed as part of a subsequent 485(b) filing prior to May 1, 2005.
   (11) None
   (12) Not applicable

Item 25.  Directors and Officers

Set forth below is a list of the directors and executive officers of The Union Central Life Insurance Company and the position held with the Company by each person.

Name and                         Principal Positions and
Business Address                 Offices with Depositor
----------------                 -----------------------

James A. Anderson                Director
3333 Burnet Avenue
Cincinnati, Ohio 45229

Michael S. Cambron               Director
36 E. Fourth Street
Cincinnati, Ohio  45202

Senator Richard H. Finan         Director
11137 Main Street
Cincinnati, Ohio  45241

Michael A. Fisher                Director
300 Carew Tower
441 Vine Street
Cincinnati, Ohio  45202

John H. Jacobs*                  Chairman of the Board,
                                 President and
                                 Chief Executive Officer

William G. Kagler                Director
18 Hampton Lane
Cincinnati, Ohio  45208

Lawrence A. Leser                Director
312 Walnut Street, 28th Floor
Cincinnati, Ohio  45202

Francis V. Mastrianna, Ph.D.     Director
5603 Flagstone Way
Milford, Ohio 45150

Thomas E. Petry
1500 Chiquita Center             Director
250 East Fifth Street
Cincinnati, Ohio  45202

Larry R. Pike*                   Director

Myrtis H. Powell, Ph.D.          Director
8315 Crestdale Court
Cincinnati, Ohio  45236

Dudley S. Taft                   Director
312 Walnut Street
Suite 3550
Cincinnati, Ohio  45202

John M. Tew, Jr., M.D.           Director
231 Albert Sabin Way
Cincinnati, Ohio  45267

Lisa A. Mullen*                  Senior Vice President,
                                 Controller, Treasurer

Gary T. Huffman*                 Executive Vice President,
                                 Products, Marketing & Service

Steven R. Sutermeister*          Senior Vice President and
                                 Chief Investment Officer

David F. Westerbeck*             Executive Vice President,
                                 General Counsel and
                                 Secretary

Dale D. Johnson*                 Senior Vice President

Elizabeth G. Monsell*            Senior Vice President

Steven J. Valerius*              Senior Vice President



----------------------------
*  P.O. Box 40888
   Cincinnati, Ohio  45240


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Set forth below is a chart showing the entities controlled by The Union Central Life Insurance Company, the jurisdictions in which such entities are organized, and the percentage of voting securities owned by the person immediately controlling each such entity.


        THE UNION CENTRAL LIFE INSURANCE COMPANY, its Subsidiaries and Affiliates

I.   The Union Central Life Insurance Company (Ohio)

     A. Carillon Investments, Inc. (Ohio) - 100% owned

     B. Carillon Marketing Agency, Inc. (Delaware) - 100% owned

        a. Carillon Marketing Agency of Alabama, Inc.
           (Alabama) - 100% owned

        b. Carillon Marketing Agency of Idaho, Inc. (Idaho)
           - 100% owned

        c. Carillon Marketing Agency of Kentucky, Inc.
           (Kentucky) - 100% owned

        d. Carillon Marketing Agency of Maine, Inc. (Maine)
           - 100% owned

        e. Carillon Insurance Agency of Massachusetts, Inc.
           (Massachusetts) - 100% owned

        f. Carillon Marketing Agency of New Mexico, Inc.
           (New Mexico) - 100% owned

        g. Carillon Marketing Agency of Ohio, Inc. (Ohio) -
           100% owned

        h. Carillon Marketing Agency of Pennsylvania, Inc.
           (Pennsylvania) - 100% owned

        i. Carillon Marketing Agency of Texas, Inc. (Texas)
           - 100% owned

        j. Carillon Marketing Agency of Wyoming, Inc.
           (Wyoming) - 100% owned

        k. Carillon Marketing Agency of Nevada, Inc.
           (Nevada) - 100% owned

     C. Summit Investment Partners, Inc. (Ohio) - 100% owned

     D. PRBA, Inc. (California) - 100% owned

        a. PRB Administrators, Inc. (Delaware) - 100% owned

     E. Summit Investment Partners, LLC (Ohio) - 100% owned

     F. Union Central Mortgage Funding, Inc. (Ohio) - 100% owned

II.  Mutual Funds of the Summit Group

     A. Summit Mutual Funds, Inc.* (Maryland)

*At December 31, 2004, The Union Central Life Insurance
Company owned 85.21% of the outstanding shares of Summit
Mutual Funds, Inc. Pinnacle Series.

Item 27. Number of Contractowners

     As of December 31, 2004, the total number of contractowners of qualified and non-qualified contracts was 20.

Item 28. Indemnification

Article 1701.13(E)(1) of the Ohio Revised Code provides in relevant part that a corporation may indemnify any person who is a party to a lawsuit or any other legal action other than one brought on behalf of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses and amounts paid in connection with a lawsuit or action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful.

Article VII of the Code of Regulations of The Union
Central Life Insurance Company states that, "The Corporation shall, to the full extent not prohibited by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other person whom it may indemnify pursuant thereto."

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

     (a) The principal underwriter of contracts for the Registrant is Carillon Investments, Inc. Carillon
Investments, Inc. also acts as a principal underwriter for Carillon Life Account.

     (b) Set forth below is a list of each officer and director of Carillon Investments, Inc. and the position held with the company by each person.

Name and Principal        Positions and
Business Address*         Offices with Underwriter
------------------        ------------------------

Gary T. Huffman           Director

Steven R. Sutermeister    Director

Elizabeth G. Monsell      Director and President

Kevin W. O'Toole          Vice President

Connie S. Grosser         Vice President, Operations,
                          and Treasurer

Bernard A. Breton         Vice President
                          and Compliance Officer

John F. Labmeier          Vice President and Secretary

Andrew J. Van Erp         Vice President

John M. Lucas             Assistant Secretary

John R. Feldman           Assistant Vice President

Joy R. Clements           Assistant Vice President

---------------------
* The principal business address of each person is 1876 Waycross Road, Cincinnati, Ohio 45240

     (c)

                         Net
                    Underwriting
                      Discounts  Compensation
                         and          on       Brokerage
Name of Underwriter  Commissions  Redemption  Commissions  Compensation
-------------------  -----------  ----------  -----------  ------------
Carillon
Investments, Inc.   $3,870.17


Item 30. Location of Accounts and Records

     All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder are maintained by the Depositor at its principal office, 1876 Waycross Road, Cincinnati, Ohio 45240.

Item 31. Management Services

     None.

Item 32. Undertakings and Representations

     The Registrant is relying on a no-action letter issued to the American Council of Life Insurance published November 28, 1988. The no-action letter provides certain assurances relying on compliance with Internal Revenue Code Section 403(b)(11) and certain provisions of the Investment Company Act of 1940. The Registrant represents it will comply with paragraph 1 - 4 of the no-action letter.

The Union Central Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Union Central Life Insurance Company.

                         SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Carillon Account, and the Depositor, The Union Central Life Insurance Company, have duly caused this registration statement to be signed on their behalf by the undersigned, duly authorized, in the City of Cincinnati and the State of Ohio, on the 28th day of February, 2005.

                                        CARILLON ACCOUNT
                                          (Registrant)


                     THE UNION CENTRAL LIFE INSURANCE COMPANY
(SEAL)                                   (Depositor)


Attest: /s/ John F. Labmeier          By: /s/ John H. Jabobs
                                           John H. Jacobs
                           President, Chief Executive Officer
                       and Chairman of the Board of Directors
                     The Union Central Life Insurance Company


     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following
Directors and Officers of The Union Central Life Insurance
Company in the capacities and on the dates indicated.


Signature             Title                          Date
---------             -----                          ----
/s/ John H. Jacobs    President, Chief Executive     02/28/2005
                      Officer and Chairman of the
                      Board of Directors
                      (Principal Executive Officer)

/s/ Lisa A. Mullen    Senior Vice President,         02/28/2005
                      Controller, Treasurer
                      (Principal Financial and
                      Accounting Officer)


Signature                           Title       Date
---------                           -----       ----
*/s/ Michael S. Cambron             Director    02/28/2005

*/s/ Michael A. Fisher              Director    02/28/2005

*/s/ William G. Kagler              Director    02/28/2005

*/s/ Lawrence A. Leser              Director    02/28/2005

*/s/ Francis V. Mastrianna, Ph.D.   Director    02/28/2005

*/s/ Thomas E. Petry                Director    02/28/2005

*/s/ Myrtis H. Powell, Ph.D.        Director    02/28/2005

*/s/ Dudley S. Taft                 Director    02/28/2005

*/s/ John M. Tew, Jr., M.D.         Director    02/28/2005



*/ By David F. Westerbeck, pursuant to Power of Attorney.